FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Convocation of the 137th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 9, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

(Translation)

Notes:	1.	This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.
	2.	Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your local permanent representative accordingly in advance of the date of the Ordinary General Meeting of Shareholders.

NOTICE OF CONVOCATION OF THE

ONE HUNDRED AND THIRTY-SEVENTH ORDINARY

GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

Securities Code: 6301

June 1, 2006

Dear Shareholder:

Please be advised that the 137th Ordinary General Meeting of Shareholders of Komatsu Ltd. (“the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.

If you are unable to attend the above Meeting on the designated Date and at the designated Time, it will be very appreciated if you “Exercise voting rights by conventional postal delivery” or “Exercise voting rights via the Internet.” Please check the following pages entitled “4. Matters related to the exercise of voting rights” and “the Reference Materials for the General Meeting of Shareholders” and exercise your voting rights.

Sincerely,

Masahiro Sakane
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku, Tokyo

1. Date and Time:	June 23, 2006 (Friday) at 10:00 a.m. (Japan)

2. Place:	PROMINENCE, ANA Hotel Tokyo 12-33, Akasaka 1-chome, Minato-ku, Tokyo

3. Purpose of Meeting:

Items to be Reported

(1)	The Business Report and the Consolidated Statement of Income for the 137th business year (April 1, 2005 – March 31, 2006), and the Consolidated Balance Sheet as of March 31, 2006, as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Financial Report.

(2)	The Non-consolidated Statement of Income for the 137th business year (April 1, 2005 – March 31, 2006) and the Non-consolidated Balance Sheet as of March 31, 2006, as well as a report on the purchase of the treasury shares upon a resolution of the Board of Directors in accordance with the provisions stipulated in the Articles of Incorporation.

Items to be Resolved

Item 1:	Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 137th Business Year (April 1, 2005 – March 31, 2006)
Item 2:	Partial Amendments to the Articles of Incorporation
Item 3:	Appointment of Ten (10) Directors
Item 4:	Appointment of One (1) Corporate Auditor
Item 5:	Establishment of the Amount of Remuneration for Directors in the Form of Stock Options and the Details of Issue of Stock Options
Item 6:	Stock Acquisition Rights as Stock Options to Employees and Others

4. Matters related to the exercise of voting rights

(1)	Exercising voting rights by conventional postal delivery

When exercising your voting rights via postal delivery, please indicate “for” or “against” for each agenda item shown on the enclosed Form for Exercising Voting Rights, affix your registered seal to the Form, and return it via the conventional postal delivery system. The mail must be delivered to the Company by June 22 (Thursday), 2006.

(2)	Exercising voting rights via the Internet*

When exercising your voting rights via the Internet, please carefully access the website (http://www.evote.jp/) designated by the Company, follow the directions on the screen, and indicate “for” or “against” for each agenda item. Voting must be performed by 5:45 p.m. on June 22 (Thursday), 2006.

(3)	Handling of duplicated voting

If you exercise your voting right twice, both by mail and via the Internet, the voting via the Internet shall prevail regardless of the arrival date of the mailed vote. In the case of multiple voting via the Internet, the last voting shall prevail.

(4)	Exercising your voting rights by proxy

If you are unable to attend the meeting in person, you are eligible to exercise your voting rights via a proxy, who must be another eligible shareholder. Please note that the proxy is required to present a certificate of his/her proxy right to the Company.

(5)	Diverse exercise of voting rights

If you exercise your diverse exercise of voting rights, you are required to notify the Company the details and the reasons for this in writing.

Notes:	1.	Please note that revisions to or amendments, if necessary, of reference materials for the General Meeting of Shareholders and the Company’s financial statements will be notified via the Internet on our website (http:// www.komatsu.co.jp/).
	2.	This document, entitled “Notice of Convocation of the One Hundred and Thirty-seventh Ordinary General Meeting of Shareholders of Komatsu Ltd.” is also available on our website (http://www.komatsu.co.jp/).
	3.	In the event that you attend in person, please submit the enclosed document so that you may exercise your voting rights.
	4.	Following the Ordinary General Meeting of Shareholders, all are invited to attend a reception that will be held in a nearby banquet hall.

*  Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your local permanent representative accordingly in advance of the date of the Ordinary General Meeting of Shareholders.

ATTACHED DOCUMENTS

EXHIBIT 1

Business Report

(April 1, 2005 – March 31, 2006)

I. Outline of Business

(1) Developments and Results of the Komatsu Group’s Business Operation

Consolidated business results of the Komatsu Group (Komatsu Ltd. and consolidated subsidiaries) for the fiscal year under review continued to renew the record-high figures in net sales, operating profit, income before income taxes and net income for the year, especially against the backdrop of expanded demand for construction and mining equipment around the world.

Moreover, the Komatsu Group accomplished the fourth consecutive year of improvements in sales and profits, partly reflecting the successful results of the Reform of Business Structure project undertaken since 2001.

Consolidated Results for the Year

	137th Business Year (April 2005 – March 2006)	Changes (2006/2005)
Net sales	JPY 1,701.9 billion	+18.6%
Operating profit*	JPY 176.4 billion	+73.1%
Income before income taxes	JPY 169.0 billion	+71.3%
Net income	JPY 114.2 billion	+93.7%

Note*:	In accordance with generally accepted Japanese accounting practice, “operating profit,” as stated in this text, refers to net sales less cost of sales and SG&A (selling, general and administrative) expenses.

Consolidated net sales reached JPY1,701.9 billion. In the construction and mining equipment segment, the Komatsu Group continued to accelerate sales for the year, as it effectively capitalized on demand expansion resulting from burgeoning development of natural resources and progress in infrastructure developments worldwide. In the industrial machinery, vehicles and others segment, sales of industrial machinery and forklift trucks continued to register strong gains during the year. In the electronics segment, the silicon wafer business sustained growth, increasing sales over the previous year.

Operating profit climbed to JPY 176.4 billion. Operating profit ratio improved to 10.4%, up 3.3 percentage points, achieving the goal of 10% a year ahead of schedule. This further improvement of profitability reflects, in addition to expanded sales, the results of efforts in increasing sales prices and reducing production costs.

Both income before income taxes, minority interests and equity in earnings of affiliated companies, and net income for the year topped the JPY 100 billion mark, recording JPY 169.0 billion and JPY 114.2 billion, respectively. Coupled with the substantial increase in operating profit, this notable growth of profits reflects income from the sale of Advanced Silicon Materials LLC, a U.S. subsidiary engaging in production and sales of polycrystalline silicon.

Sales by Operation

	137th Business Year	Changes (2006/2005)
Construction and Mining Equipment	JPY 1,291.2 billion	+21.7%
Industrial Machinery, Vehicles and Others	JPY 300.1 billion	+12.6%
Electronics	JPY 110.5 billion	+3.2%
Total	JPY 1,701.9 billion	+18.6%

1) Construction and Mining Equipment

Consolidated sales of construction and mining equipment excelled over the previous year, driven by a sizable increase in overseas sales.

During the year under review, Komatsu proactively expanded the production capacity of major components, such as diesel engines and hydraulic equipment. The Company also began construction of a new manufacturing plant for large construction equipment adjacent to the Port of Hitachinaka in Ibaraki Prefecture (Ibaraki Plant), and decided to build a new plant in India where demand is expected to accelerate in the near future.

The Komatsu Group concerted its efforts in the development of construction equipment by incorporating the leading-edge “ecot3” engine technology which meets the latest emission regulations of Japan, the U.S. and Europe. During the year, in Japan, North America and Europe, the Group launched sales of its stronghold medium-sized PC200 hydraulic excavator which features significant reduction in fuel consumption and noise as well as enhanced safety.

<Japan>

While Japanese construction investments remained at about the same level from the previous year, demand for new equipment increased over the previous year, supported by the robust export of used construction equipment from Japan which further promoted market stock adjustment in Japan and ongoing reconstruction projects in earthquake and typhoon-devastated areas. In this environment, the Komatsu Group worked to strengthen the used equipment business and improve management efficiency of the rental equipment business, while expanding sales of new equipment and increasing sales prices. As a result, while the Group accommodated some factors, which pressed sales down resulting from a selective focus of business, Japanese sales remained at about the same level from the previous year.

<The Americas>

Demand in the Americas continued to expand, driven by buoyant housing investments from the previous year in the world’s largest market of the United States and burgeoning developments of natural resources centering on Latin America. Reconstruction projects in Hurricane Katrina-destroyed areas also increased demand. In North America, Komatsu boosted sales as it carried out aggressive marketing by increasing sales prices, strengthening distributorships and improving parts delivery capability, while promoting production efficiency. Sales in Latin America were also strong, especially sales of mining equipment in Brazil and Chile.

<Europe & CIS>

In Europe, Komatsu strengthened its distributor networks in eastern Europe and worked to improve production efficiency mainly by transferring the production of certain models among its plants within Europe, while demand continuously increased in tandem with growth of the European Union. Komatsu also expanded sales of forestry equipment. As a result, sales in Europe advanced over the previous year.

In the Commonwealth of Independent States (CIS: former Soviet republics), sales increased, supported by expanded demand for hydraulic excavators in Moscow and other metropolitan cities in addition to burgeoned demand in the mining and energy-related sectors.

<China>

Demand picked up momentum in China as the fiscal year began. In particular, demand for small hydraulic excavators and mini excavators accelerated. Demand for medium-sized and large equipment also expanded against the backdrop of growth in the number of resource development projects. Under these market conditions, Komatsu expanded the local production of mini excavators and embarked on the production of dump trucks.

Komatsu also introduced a new IT-based management system to standardize the workflow of distributors and strengthen their corporate muscle. As a result, sales increased solidly over the previous year.

<Asia & Oceania >

Indonesian demand turned downward in the civil engineering and construction sectors, as affected by the skyrocketed prices of fossil fuels. Thanks to strong demand for mining equipment in both regions, total sales continued to increase, supported especially by expanded sales of off-highway dump trucks.

<The Middle East and Africa>

In the Middle East, demand accelerated against the backdrop of increased investment in infrastructure developments mainly in oil producing countries, resulting from a high level of crude prices. Demand also increased for mining equipment, in particular, in Africa. Under good market conditions of both regions, Komatsu worked to reinforce product support capabilities and boosted sales over the previous year.

2) Industrial Machinery, Vehicles and Others

Consolidated sales of industrial machinery, vehicles and others increased over the previous year, reflecting a good performance sustained by the industrial machinery and forklift truck businesses from the previous year.

Komatsu Forklift Co., Ltd. stepped up sales for the year by effectively capitalizing on expanded demand in emerging markets, such as China, CIS and the Middle East in addition to strong private-sector capital investments in Japan. The company engaged in aggressive business activities, such as increasing sales prices, the market launching of renewed engine-driven forklift models and embarking on local production in China.

In the industrial machinery sector, the Company’s Industrial Machinery Division accelerated sales of large presses, centering on new innovative presses which incorporate AC Servo technologies, against the backdrop of thriving capital investments by automakers. By anticipating future growth in demand for large presses, the Company is going to build a new plant adjacent to the Port of Kanazawa in Ishikawa Prefecture to expand its production capacity. Komatsu Industries Corporation also expanded sales, centering on medium-sized presses. In particular, the company continued to make excellent sales of the Hybrid AC Servo Press series, recording the accumulative sales of 1,000 units since their market launch in 2002. Komatsu Machinery Corporation increased sales of machine tools such as crankshaft millers as well as LCD (liquid crystal display) manufacturing-related equipment.

3) Electronics

While the sale of the polycrystalline silicon business reduced sales of the electronics segment, the silicon wafer business improved significantly, increasing consolidated sales for the year over the previous year.

Demand in the semiconductor market was buoyant throughout the year under review, and in tandem with the semiconductor market, the silicon wafer market was robust. Komatsu Electronic Metals Co., Ltd. (KEM) focused its efforts to strengthen its business and expand profits centering on 300mm and discrete wafers in addition to its stronghold 200mm wafers. As for 300mm wafers, KEM fully utilized its monthly production capacity of 75,000 pieces in Japan and worked to expand their sales. In Taiwan, KEM set out to start up a new integrated production with a monthly production capacity of 50,000 pieces.

[Operations and Results of Komatsu Ltd.]

Komatsu Ltd., on a non-consolidated basis, expanded exports of construction and mining equipment and sales of large presses, recording the third consecutive year of increased sales and profits.

	137th Business Year	Changes (2006/2005)
Net sales	JPY 627.3 billion	+19.8%
Ordinary profit	JPY 60.6 billion	+81.5%
Net income	JPY 32.6 billion	+91.5%

Sales by Operation

Division	137th Business Year	Changes (2006/2005)
Construction and Mining Equipment	JPY 553.4 billion	+20.9%
Industrial Machinery, Vehicles and Others	JPY 73.8 billion	+12.5%
Total	JPY 627.3 billion	+19.8%

(2) Capital Investment of the Komatsu Group

Total capital investment during the year under review, on a consolidated basis, amounted to JPY136.6 billion, an increase of JPY47.6 billion compared with the previous business year. A breakdown by division is given below.

Division	137th Business Year
Construction and Mining Equipment	JPY 99.6 billion
Industrial Machinery, Vehicles and Others	JPY 14.6 billion
Electronics	JPY 22.3 billion
Total	JPY 136.6 billion

Capital investment made during the year under review focused on raising Komatsu Group’s production capacity for principal components of construction and mining equipment such as engines and hydraulic systems, and on the development and manufacture of new models. Investment was also made in the acquisition of land for the construction of new plants for the production of large construction machinery and presses. In order to optimize its operating assets, Komatsu Group also replaced its construction machines for rental.

In the electronics segment, investment was focused on increasing Komatsu Group’s production capacity of 300mm wafers.

The total capital investment on a non-consolidated basis came to JPY37.8 billion, up JPY20.1 billion over the previous year.

(3) Fund Procurement of the Komatsu Group

In addition to the investments in the purchase of land for new plants and in additional production equipment, Komatsu also used operating cash flow to finance the redemption of straight bonds in the amount of JPY35 billion, and continued to repay its debt. As a result, the net DER* at the end of the year further improved to 0.49, compared with 0.70 at the previous year-end.

*	Net DER (debt-equity ratio) = interest-bearing debt minus cash and deposits, divided by shareholders’ equity

(4) Tasks Facing the Komatsu Group

Projecting that demand for construction and mining equipment will continue to expand worldwide, the Komatsu Group will work for further growth and work to improve profits by launching new products and increasing sales prices. In particular, the Komatsu Group will focus its efforts to expand sales of DANTOTSU (Unique and Unrivaled) products equipped with unrivaled features in performance. In response to expanding demand for mining equipment, the Komatsu Group will steadily advance the construction of new plants in Japan and overseas to expand its production capacity. In emerging markets, such as “Greater Asia,” the Komatsu Group will further reinforce its marketing and product support capabilities to attain a stronger market position.

In the industrial machinery business, the Komatsu Group will also steadily advance the construction of a new plant to increase its production capacity in response to excellent orders of large presses received. In the silicon wafer business, the Komatsu Group will strive to improve the quality and cost of 300mm wafers, while ensuring the successful start-up of an integrated production line for 300mm wafers in Taiwan.

We at the Komatsu Group believe our corporate value is the total sum of trust given to us by all our stakeholders and society. To increase this corporate value, we have set the following two management goals.

–	To maintain industry’s top-level profitability and financial position, and to enhance our position in the global marketplace, especially in the Greater Asia region: and

–	To continue management while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders.

To accomplish these two goals, the Komatsu Group has recently embarked on the second-stage Reform of Business Structure project. The Komatsu Group is going to form cross-functional teams for different themes with the following measures at the core, and promote new reforms globally. Depending on the themes, the Komatsu Group is going to ask partners such as distributors and suppliers to join the teams. The Komatsu Group will emphasize human resource development through such reform activities, because it is human resources that support sustainable corporate growth.

(i)	Startup of Second-Stage Reform of Business Structure Project

1)	To start the reform of Komatsu Group’s value chain by focusing on IT

The Komatsu Group is going to promote reforms by deploying IT in order to further improve the chain of value brought about by activities of distributors, suppliers and customers in addition to the Komatsu Group. Thanks to the rapid development of IT, it has become possible to understand changes in the market directly and promptly from the operating conditions of customers’ machines and other information. The Komatsu Group is going to incorporate such changes in sales, production and inventory plans, while promoting information sharing among distributors, plants and suppliers. The Komatsu Group will also further advance IT applications to construction and mining equipment, as showcased by KOMTRAX (Komatsu Machine Tracking System) and the autonomous haulage system, in order to develop new business models designed to reform customers’ productivity.

2)	To further reinforce “jobsite capabilities” which mean attitudes and power for constant improvements

Komatsu Group’s strength lies in “jobsite capabilities” centering on manufacturing operations. The Komatsu Group is going to reinforce this strength in Japan and overseas. To pass down this strength to future generations of employees, the Komatsu Group is going to put it in the statutory form as the KOMATSU Way. It is TQM (total quality management) that sustains improvement activities at jobsites. In the course of implementing the second stage Reform of Business Structure project, the Komatsu Group will use TQM group-wide as a means for solutions to problems and to generate good results. This initiative is not limited to manufacturing jobsites but extends to administrative jobsites in order to strengthen their capabilities and improve operational efficiency.

(ii)	Reinforcement of Corporate Governance on a Group-wide Basis.

The Komatsu Group will reinforce its corporate governance to ensure sound and transparent management. In addition to having reduced the number of directors of the Board and invited external directors and auditors, Komatsu Ltd. is focusing its efforts to reform the operational aspects of Board meetings in order to improve the effectiveness of the Board by ensuring thorough discussions and quick decision-making. To enhance the reliability of management, the Company is going to further strengthen the internal control system. To strengthen corporate governance jointly as the Komatsu Group, the Company continuously delegates directors and auditors to other Group companies.

Centered on the “Spirit of Manufactures,” Komatsu’s direction remains crystal clear: “We provide the products, (hardware and software), that customers are happy to own, and we will make profits and grow.” In addition to top management officers, of course, all employees of Komatsu in Japan and abroad fulfill this commitment with self-confidence and a sense of mission by converging their talents and knowledge.

(5) Business Performance and Financial Position of the Company and the Komatsu Group

1) Business Performance & Financial Position of the Komatsu Group (consolidated basis)

	(JPY billion)
	134th Business Year (April 2002 - March 2003)	135th Business Year (April 2003 - March 2004)	136th Business Year (April 2004 - March 2005)	137th Business Year (This Consolidated Fiscal Year) (April 2005 - March 2006)
Net Sales	1,089.8	1,196.4	1,434.7	1,701.9
Income before Income Taxes	12.9	27.0	98.7	169.0
Net Income	3.0	26.9	59.0	114.2
Net Income per Share (JPY)	3.09	27.17	59.51	115.13
ROE	0.8%	6.6%	13.1%	20.8%
ROA	1.0%	2.0%	7.1%	10.9%
Total Assets	1,306.3	1,348.6	1,449.0	1,652.1
Shareholders’ Equity (Equity Ratio)	395.3 30.3%	425.5 31.6%	477.1 32.9%	622.9 37.7%

134th Business Year (April 1, 2002- March 31, 2003)

While China and other East Asian countries registered growth in GDP, economic conditions remained difficult in Japan, the United States, and Europe. The management of Komatsu placed prioritized measures to effect an earnings recovery and a turnaround in sales, while continuing with the management restructuring program centered on establishing new growth fields for construction and mining equipment, reducing fixed expenses, and making substantial cuts in manufacturing costs. As a result, both sales and net income increased over the previous year.

135th Business Year (April 1, 2003- March 31, 2004)

Markets enjoyed a positive turnaround on a global scale. Komatsu inaugurated “Move The World. KOMATSU 5-800” mid-range management plan, under which Komatsu laid out the goals of rapid decision-making and the establishment of a high-earnings business structure. At the same time, Komatsu continued to reduce fixed expenses and bring down production costs. As a result, Komatsu registered its highest-ever sales, while net income also posted a sharp increase over the previous year.

136th Business Year (April 1, 2004- March 31, 2005)

Despite a decline in demand for construction and mining machinery in China during the year, demand continued to grow on a global scale. Thanks to this favorable business environment, all the Komatsu Group’s divisions recorded increased sales. Additionally, thanks to efforts to pull down manufacturing costs and to raise selling prices, both sales and net income rose strongly over the previous year’s levels to reach all-time highs. All targets set under the “Move the World. KOMATSU 5-800” medium-term management plan were attained one year ahead of schedule.

137th Business Year (April 1, 2005- March 31, 2006)

Please see the above section (1) Developments and Results of the Komatsu Group’s Business Operation.

2) Business Performance and Financial Position of the Company (non-consolidated data)

	(JPY billion)
	134th Business Year (April 2002 - March 2003)	135th Business Year (April 2003 - March 2004)	136th Business Year (April 2004 - March 2005)	137th Business Year (April 2005 - March 2006)
Net Sales	376.9	418.6	523.5	627.3
Operating Profit	11.2	20.9	30.0	56.8
Ordinary Profit	12.6	19.9	33.4	60.6
Net Income	3.4	10.5	17.0	32.6
Net Income per Share (JPY)	3.50	10.50	16.91	32.53
Total Assets	718.8	755.9	777.2	859.9
Shareholders’ Equity (Equity Ratio)	444.3 61.8%	462.1 61.1%	473.6 60.9%	511.2 59.4%

Note:	Net Income per Share in 1) and 2) above are calculated on the basis of the average number of shares issued and outstanding for the reporting year deducting therefrom the average number of treasury shares.

II. Outline of the Komatsu Group (as of March 31, 2006)

(1) Major Lines of Business of the Group

Division	Principal Products and Businesses

Construction and Mining Equipment	Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders*

	Loading Equipment	Wheel loaders, mini wheel loaders, and skid-steer loaders*

	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

	Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

	Forestry Equipment	Harvesters*, forwarders*, and feller bunchers*

	Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Moles) *

	Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

	Other Equipment	Railroad maintenance equipment

	Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

	Casting Products	Steel castings and iron castings*

Industrial Machinery, Vehicles and Others	Metal Forging and Stamping Presses	Large presses, AC-servo presses, small and medium-sized presses* and forging presses*

	Sheet-Metal Machines and Machine Tools	Press brakes*, shears*, laser cutting machines*, fine plasma cutting machines*, and crank shaft millers*

	Industrial Vehicles Logistics	Forklift trucks*, packing and transport*

	Defense Systems	Ammunition and armored personnel carriers

	Outdoor Power Equipment	Chainsaws* and trimmers/brushcutters*

	Others	Commercial-use prefabricated structures*

Electronics	Electronic Materials	Silicon wafers*

	Temperature-Control Equipment	Thermoelectric modules* and temperature-control equipment for semiconductor manufacturing*

Note:	Those with * mark are the principal products and major lines of businesses of the subsidiaries of the Company.

(2) Shares of the Company

1) Number of Shares and Number of Shareholders

Number of Shares Authorized to be Issued:	3,955,000,000 shares
Total Number of Shares Issued and Outstanding	998,744,060 shares
Common stock:	JPY 70,120,637,607
Number of Shareholders:	67,248

2) Major Shareholders (Top 10)

	Status of Investment by the Shareholder in the Company		Status of Investment by the Company in the Shareholder
Name of Shareholders	Number of Shares held (thousand shares)	Shareholding Ratio (%)	Number of Shares held (thousand shares)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (held by trust units)	81,713	8.2	—	—
The Master Trust Bank of Japan, Ltd. (held by trust units)	61,290	6.1	—	—
Taiyo Life Insurance Company	56,864	5.7	—	—
Nippon Life Insurance Company	31,503	3.2	—	—
State Street Bank and Trust Company 505103	23,431	2.3	—	—
Sumitomo Mitsui Banking Corp.	17,835	1.8	—	—
Komatsu Ltd. Employees Stockholding Association	16,267	1.6	—	—
Nomura Securities Co., Ltd.	14,800	1.5	—	—
NIPPONKOA Insurance Co., Ltd.	13,962	1.4	1,563	0.2
State Street Bank and Trust Company	12,716	1.3	—	—

Notes:	1.	The Company holds 4,083,000 shares (1.7% of total equity) in T&D Holdings, Inc., the holding company of Taiyo Life Insurance Company.
	2.	The Company holds 15,000 shares (0.2% of total equity) in Sumitomo Mitsui Financial Group, Inc., the holding company of Sumitomo Mitsui Banking Corporation.

3) The Status of Acquisition, Disposal, etc. and Holding of Treasury Shares

i)	The status of acquisitions of the treasury shares of the Company during the reporting year:

Ordinary shares	2,041,441 shares
Total Acquisition Price:	JPY 2,027,567,059

ii)	Of the acquisition of treasury shares of the Company detailed in i) above, the following purchases of treasury shares were authorized by resolution of the Board of Directors (as provided for in the Articles of Incorporation) subsequent to the Company’s 136th Ordinary General Meeting of Shareholders.

Ordinary shares	1,700,000 shares
Total Acquisition Price:	JPY 1,535,529,000

Reason for acquisition:

To expand the number of options available to the Company with respect to its capital policy, through the purchase of own shares for inclusion in treasury, to facilitate the implementation of a flexible investment strategy enabling the Company to respond effectively to a changing business environment.

iii)	Treasury shares disposed during the reporting year:

Ordinary shares	4,266,237 shares
Total Disposal Price:	JPY 2,898,574,201

iv)	Treasury shares canceled during the reporting year:

No treasury shares were canceled during this year.

v)	Treasury shares held at the accounting period:

Ordinary shares:	5,098,568 shares

(3) Employees of the Komatsu Group

1) The Group

Segment	Number of Employees
Construction and Mining Equipment	25,103
Industrial Machinery, Vehicles and Others	6,204
Electronics	2,832
Others*	458
Total	34,597

Notes:	1.	Number of employees increased by 1,589 from the end of the previous year.
	2.	Others* include those employees that cannot be classified into the above 3 businesses.

2) The Company

Number of Employees	Increase Over Previous Year-end	Average Age	Average Years of Services
7,140	215	41.6	19.9

Note:	This figure for employees of the Company is included in the figures for the Group employees in 1) above.

(4) Status of Consolidation

1) Principal Subsidiaries

Name	Capital		Shareholding Ratio (%)	Main Businesses
Komatsu Forklift Co., Ltd.	JPY	13,033 mil	65.0	Manufacture and sale of industrial vehicles, and logistics-related machinery and equipment
Komatsu Electronic Metals Co., Ltd.	JPY	11,636 mil	61.9	Manufacture and sale of silicon wafers for semiconductors
Komatsu Zenoah Co.	JPY	5,099 mil	100.0	Manufacture and sale of agricultural and forestry equipment, construction equipment, and industrial machinery
Komatsu Castex Ltd.	JPY	4,979 mil	100.0	Manufacture and sale of steel castings and iron castings
Komatsu Kinki Ltd.	JPY	1,700 mil	99.9	Sale, repair and service of construction equipment
Komatsu House Ltd.	JPY	1,436 mil	87.4	Manufacture, sale and lease of commercial-use-prefabricated structures for businesses
Komatsu Logistics Corp.	JPY	1,080 mil	99.9	Packing, baling, transportation, warehousing and port-and-harbor services
Komatsu Industries Corporation	JPY	990 mil	100.0	Manufacture and sale of presses and sheet metal machines
Komatsu Chugoku Ltd.	JPY	984 mil	100.0	Sale, repair and service of construction equipment
Komatsu Tokyo Ltd.	JPY	837 mil	100.0	Sale, repair and service of construction equipment
Komatsu Machinery Corporation	JPY	600 mil	100.0	Manufacture and sale of machine tools and semiconductor material processing equipment
Komatsu Hokkaido Ltd.	JPY	487 mil	100.0	Sale, repair and service of construction equipment
Komatsu Electronics Inc.	JPY	390 mil	100.0	Manufacture and sale of thermo electric modules and temperature control equipment for semiconductors
Komatsu Used Equipment Corp.	JPY	290 mil	95.2	Sale of used construction equipment
Komatsu America Corp.	US$	1,027 mil	100.0	Manufacture and sale of construction and mining equipment and supervision of US subsidiaries’ operations
Komatsu do Brasil Ltda.	R$	55 mil	100.0	Manufacture and sale of construction equipment and castings
Komatsu Europe International N.V.	EUR	45 mil	100.0	Sale of construction equipment and supervision of European subsidiaries’ operations
Komatsu UK Ltd.	Stg.£	23mil	100.0	Manufacture and sale of construction equipment

Name	Capital		Shareholding Ratio (%)	Main Businesses
Komatsu Hanomag GmbH	EUR	19 mil	100.0	Manufacture and sale of construction equipment
Komatsu Mining Germany GmbH	EUR	5 mil	100.0	Manufacture and sale of mining equipment
Komatsu Forest, AB	Kronas	397 mil	100.0	Manufacture and sale of forestry equipment
Komatsu Utility Europe S.p.A.	EUR	6 mil	100.0	Manufacture and sale of construction equipment
Komatsu Asia & Pacific Pte Ltd.	US$	6 mil	100.0	Sales of construction equipment and industrial machines and supervision of Asian Pacific subsidiaries’ operations
P.T. Komatsu Indonesia	Rupiahs	192,780 mil	94.9	Manufacture and sale of construction equipment and steel and iron castings
Bangkok Komatsu Co., Ltd.	Bahts	620 mil	74.8	Manufacture and sale of construction equipment
Komatsu Australia Pty. Ltd.	A$	21 mil	60.0	Sale of construction equipment
Komatsu (China) Ltd.	US$	34 mil	100.0	Supervision of business in China
Komatsu (Changzhou) Construction Machinery Corp.	US$	21 mil	85.0	Manufacture and sale of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	US$	21 mil	60.0	Manufacture and sale of construction equipment

Notes:	1.	In November 2002, the Company signed an agreement with Linde AG of Germany under which Linde would implement equity participation in the Komatsu Group’s forklift trucks business. In accordance with the agreement, Linde AG had acquired a 35% equity stake in Komatsu Forklift Co., Ltd. by March 31, 2006.
	2.	The Company’s subsidiary owns Komatsu do Brasil Ltda.
	3.	The equity stakes of the Company in Komatsu UK Ltd., Komatsu Utility Europe S.p.A., Bangkok Komatsu Co., Ltd. and Komatsu Australia Pty. Ltd. include the stakes held by the subsidiaries of the Company.
	4.	The ownership ratios for Komatsu Hanomag GmbH, Komatsu (Changzhou) Construction Machinery Corp. and Komatsu Shantui Construction Machinery Co., Ltd. includes the ownership of the subsidiaries of the Company.

2) Principal Affiliated Companies

Name	Capital	Shareholding Ratio (%)	Main Business
GIGAPHOTON INC.	JPY 5,000 mil	50.0	Manufacture and sale of excimer lasers for semiconductor exposures
Komatsu Cummins Engine Co., Ltd.	JPY 1,400 mil	50.0	Manufacture of diesel engines
Cummins Komatsu Engine Company	—	50.0	Manufacture of diesel engines

Note:	Cummins Komatsu Engine Company is a general partnership established under the laws of Indiana, U.S.A. and the Company invests in this company through a subsidiary. Cumulative investments in this company amount to US$2 million.

3) Report on Business Consolidation

i)	Komatsu sold its 75% equity stake in its subsidiary Advanced Silicon Materials LLC to SGS Holdings Inc., the U.S. subsidiary of the Norwegian company Renewal Energy Corporation, in July 2005. Previously, Komatsu held a 100% equity stake in the subsidiary through Komatsu America Corp., another subsidiary.

ii)	Komatsu purchased a 26.5% stake in P.T. Komatsu Indonesia through a takeover bid in December 2005 and raised its total stake in the company to 94.9%. The stock of the said company was delisted from the Jakarta Stock Exchange in January 2006.

4) Results of Business Consolidation

The Komatsu Group consists of 157 consolidated subsidiaries and 41 companies that are affiliates under the equity method of accounting. The results of the business consolidation are detailed in (1) Developments and Results of the Komatsu Group’s Business Operation under I. Outline of Business.

(5) Major Borrowing

Name of Lenders	Balance of Loans (JPY billion)	Number of Shares of the Company Held by Such Lenders (thousand shares)	Shareholding Ratio (%)
Sumitomo Mitsui Banking Corp.	13.5	17,835	1.8
The Hokkoku Bank, Ltd.	11.0	8,549	0.9
Taiyo Life Insurance Co.	7.0	56,864	5.7
Shinkin Central Bank	4.0	—	—
The Dai-ichi Mutual Life Insurance Co.	3.5	9,097	0.9

The major lenders on a consolidated basis are Sumitomo Mitsui Banking Corporation (JPY40.2 billion), The Bank of Tokyo-Mitsubishi UFJ (JPY25.1 billion), and Mizuho Corporate Bank (JPY23.8 billion). (The amounts are the balance of loans)

(6) Principal Business Premises of the Komatsu Group

1) The Company

	Name	Location
Head Office	Head Office	Minato-ku, Tokyo
Research Division	Research Division	Hiratsuka City, Kanagawa Pref.
Plant	Awazu Plant	Komatsu City, Ishikawa Pref.
	Osaka Plant	Hirakata City, Osaka Pref.
	Mooka Plant	Mooka City, Tochigi Pref.
	Oyama Plant	Oyama City, Tochigi Pref.

2) Subsidiaries

		Name	Location
Japan	Head Office	Komatsu Tokyo Ltd.	Sagamihara City, Kanagawa Pref.
		Komatsu Kinki Ltd.	Toyonaka City, Osaka Pref.
		Komatsu Chugoku Ltd.	Hiroshima City, Hiroshima Pref.
		Komatsu Hokkaido Ltd.	Ishikari City, Hokkaido
		Komatsu Used Equipment Corp.	Yokohama City, Kanagawa Pref.
		Komatsu Industries Corporation	Komatsu City, Ishikawa Pref.
		Komatsu House Co., Ltd.	Shinagawa-ku, Tokyo
		Komatsu Logistics Corp.	Kawasaki City, Kanagawa Pref.
	Plant	Komatsu Forklift Co., Ltd.	Oyama City, Tochigi Pref.
		Komatsu Zenoah Co.	Kawagoe City, Saitama Pref.
		Komatsu Castex Ltd.	Himi City, Toyama Pref.
		Komatsu Machinery Corporation	Komatsu City, Ishikawa Pref.
		Komatsu Electronics, Inc.	Hiratsuka City, Kanagawa Pref.
		Komatsu Electronic Metals Co., Ltd.	Ohmura City, Nagasaki Pref., Kiyotake-cho, Miyazaki Pref.
Overseas	Head Office	Komatsu Europe International N.V.	Vilvoorde, Belgium
		Komatsu Asia & Pacific Pte. Ltd.	Singapore
		Komatsu Australia Pty. Ltd.	North Ryde, NSW, Australia
		Komatsu (China) Ltd.	Shanghai, China
	Plant	Komatsu America Corp.	Chatanooga, Tennessee, USA, Peoria, Illinois, USA
		Komatsu do Brasil Ltda.	Suzano, Sao Paulo, Brazil
		Komatsu UK Ltd.	Birtley, UK
		Komatsu Hanomag GmbH	Hannover, Germany
		Komatsu Mining Germany GmbH	Dusseldorf, Germany
		Komatsu Forest AB	Umea, Sweden
		Komatsu Utility Europe S.p.A.	Este, Italy
		P.T. Komatsu Indonesia Tbk	Jakarta, Indonesia
		Bangkok Komatsu Co., Ltd.	Chonburi, Thailand
		Komatsu (Changzhou) Construction Machinery Corp.	Changzhou, Jiangsu Province, China
		Komatsu Shantui Construction Machinery Co., Ltd.	Jining, Shandong Province, China

(7) Directors and Corporate Auditors

Position	Name	Responsibility in the Company, or Principal Occupation
Chairman of the Board and Representative Director	Toshitaka Hagiwara
President and Representative Director	*Masahiro Sakane
Director	*Kunio Noji	Supervising of Construction & Mining Equipment Business and e-KOMATSU
Director	*Kunihiko Komiyama	President of Development Division, and President of Engines & Hydraulics Business Division
Director	*Masahiro Yoneyama	Supervising of External Corporate Affairs, Compliance, Safety & Environment, Electronics and Human Resources
Director	*Yoshinori Komamura	President of Construction & Mining Equipment Marketing Division
Director	*Yasuo Suzuki	General Manager of Corporate Planning
Director	Toshio Morikawa	Advisor of Sumitomo Mitsui Banking Corporation
Director	Hajime Sasaki	Chairman of the Board and Representative Director of NEC Corporation
Director	Morio Ikeda	Chairman of the Board of Shiseido Co., Ltd.
Standing Corporate Auditor	Makoto Nakamura
Standing Corporate Auditor	Masafumi Kanemoto
Corporate Auditor	Masahiro Yoshiike	Chairman of the Board and Representative Director of Taiyo Life Insurance Company
Corporate Auditor	Takaharu Dohi	Attorney at law

Notes:	1.	Directors Toshio Morikawa, Hajime Sasaki and Morio Ikeda satisfy the requirements for Outside Director provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
	2.	Messrs. Masahiro Yoshiike and Takaharu Dohi, each of them being a Corporate Auditor, are Outside Corporate Auditors as provided for in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.”
	3.	Each Director with the mark * concurrently holds the post of Executive Officer.

Directors who retired from their positions during this year:

Position at the time of retirement	Name	Date of retirement
Director and Counselor	Satoru Anzaki	June 24, 2005
Director	Kazuhiro Aoyagi	June 24, 2005

(Reference)

The Company has introduced the Executive Officer system, and the list of Executive Officers as of March 31, 2006 is shown below.

The six (6) persons with the mark * simultaneously hold the post of Director and Executive Officer.

Position	Name	Title and Responsibilities
President and Representative Director (Chief Executive Officer)	*Masahiro Sakane
Director (Senior Executive Officer)	*Kunio Noji	Supervising of Construction & Mining Equipment Business and e-KOMATSU
Director (Senior Executive Officer)	*Kunihiko Komiyama	President of Development Division, and President of Engines & Hydraulics Business Division
Director (Senior Executive Officer)	*Masahiro Yoneyama	Supervising of External Corporate Affairs, Compliance, Safety & Environment, Electronics and Human Resources
Director (Senior Executive Officer)	*Yoshinori Komamura	President of Construction & Mining Equipment Marketing Division
Director (Senior Executive Officer)	*Yasuo Suzuki	General Manager of Corporate Planning
Senior Executive Officer	Susumu Isoda	President of Production Division
Senior Executive Officer	Shigeki Fujimori	President of Defense Systems Division
Senior Executive Officer	Munenori Nakao	Supervising of CSR, General Affairs, Corporate Communications and Investor Relations
Senior Executive Officer	Kenji Kinoshita	CFO (Chief Financial Officer)
Executive Officer	Mamoru Hironaka	Vice President of Construction & Mining Equipment Marketing Division, and President of Product Support Division
Executive Officer	Masao Fuchigami	President of Research Division
Executive Officer	Taizo Kayata	President of Overseas Marketing, Construction & Mining Equipment Marketing Division
Executive Officer	Masaji Kitamura	President of Construction & Mining Equipment Strategy Division
Executive Officer	Nobutsugu Ohira	Plant Manager of Osaka Plant, Production Division
Executive Officer	Nobukazu Kotake	Vice President of Development Division, and General Manager of Product Planning
Executive Officer	Tetsuya Nakayama	Vice President of Development Division, and General Manager of Construction Equipment Electronics Division
Executive Officer	Yasuki Sato	Plant Manager of Mooka Plant, Production Division
Executive Officer	Susumu Yamanaka	President of Japanese Marketing, Construction & Mining Equipment Marketing Division
Executive Officer	Masakatsu Hioki	General Manager of Human Resources
Executive Officer	Koji Yamada	President of Industrial Machinery Division
Executive Officer	Tetsuro Kajiya	President of Procurement Division
Executive Officer	Nobuki Hasegawa	General Manager of Construction Equipment Technical Center 2, Development Division
Executive Officer	Mikio Fujitsuka	Deputy General Manager of Corporate Planning

(8) Remuneration for Directors and Corporate Auditors

	Number of Persons Paid (Number of persons)	Amount Paid (JPY million)	Reference
Directors	12	339

1.      The amounts of remuneration for the Directors and Corporate Auditors were respectively resolved at the 135th Ordinary General Meeting of Shareholders where the maximum amount to be paid to the Directors in total per month shall not exceed JPY60 million and the maximum amount to be paid to Corporate Auditors in total per month shall not exceed JPY10 million.

2.      In addition to the amounts indicated at left, a lump-sum retirement benefit allowance of JPY411 million was paid to two retiring directors.

3.      In addition to the amounts indicated at left, retained earnings were utilized for the payment of Directors’ bonuses totaling JPY270 million.

4.      There were ten (10) Directors and four (4) Corporate Auditors as of the end of the reporting year.

Corporate Auditors	4	71
Total	16	410

(9) Issuance Conditions of Stock Acquisition Rights

1)	Status of Stock Acquisition Rights issued

Number of Stock Acquisition Rights issued:

3,280 rights

Type and number of shares subject to Stock Acquisition Rights:

3,280,000 shares of ordinary shares of the Company

Issue price of Stock Acquisition Rights:

Stock Acquisition Rights are issued gratis.

2)	Stock Acquisition Rights issued during the reporting year to persons other than shareholders on preferential terms

Number of Stock Acquisition Rights issued:

1,610 rights (1,000 shares per Stock Acquisition Right)

Type and number of shares subject to Stock Acquisition Rights:

1,610,000 ordinary shares of the Company

Issue price of Stock Acquisition Rights:

Stock Acquisition Rights are issued gratis.

Per share payment upon exercise of Stock Acquisition Rights:

JPY 1,126

Period for exercise of Stock Acquisition Rights:

From August 1, 2006 to July 31, 2013

Conditions for Exercise of Stock Acquisition Rights:

i)	Any person granted Stock Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Stock Acquisition Rights (the “Agreement”) based on the resolution of this Meeting and the resolution of the Board of Directors Meeting even after the person loses his or her status as of the allocation of the Stock Acquisition Rights.

ii)	When a grantee is deceased, his or her heir may exercise the rights in accordance with the terms of the Agreement.

iii)	Other conditions are set forth in the Agreement.

Events and Conditions for the cancellation of Stock Acquisition Rights:

Stock Acquisition Rights may be canceled without consideration in the following events.

i)	Pursuant to the Agreement, if the person granted Stock Acquisition Rights loses his/her Stock Acquisition Rights or if it becomes definitive that the Stock Acquisition Rights will not be exercised.

ii)	If a merger agreement is approved stipulating that the Company is to be absorbed.

Content of preferential terms

The Company issued without consideration Stock Acquisition Rights to its Directors, employees, and President and Representative Directors of its major subsidiaries.

The names of the grantees of Stock Acquisition Rights and the numbers granted

Directors of the Company

Name	Number of Stock Acquisition Rights Granted (units)	Number of Shares subject to the Stock Acquisition Rights Granted (shares)
Toshitaka Hagiwara	120	120,000
Masahiro Sakane	120	120,000
Kunio Noji	70	70,000
Kunihiko Komiyama	70	70,000
Masahiro Yoneyama	50	50,000
Yoshinori Komamura	50	50,000
Yasuo Suzuki	50	50,000
Toshio Morikawa	30	30,000
Hajime Sasaki	30	30,000
Morio Ikeda	30	30,000

Employees of the Company and Directors of Major Subsidiaries (top 10)

Name	Number of Stock Acquisition Rights Granted (units)	Number of Shares subject to Stock Acquisition Rights Granted (shares)	Remarks
Susumu Isoda	40	40,000	Senior Executive Officer of the Company
Shigeki Fujimori	40	40,000	Senior Executive Officer of the Company
Munenori Nakao	40	40,000	Senior Executive Officer of the Company
Kenji Kinoshita	40	40,000	Senior Executive Officer of the Company
Takeo Shibuya	40	40,000	President and Representative Director of Komatsu Forklift Co., Ltd.
Kazuhiro Aoyagi	40	40,000	President and Representative Director of Komatsu Zenoah Co.
Mamoru Hironaka	20	20,000	Executive Officer of the Company
Masao Fuchigami	20	20,000	Executive Officer of the Company
Taizo Kayata	20	20,000	Executive Officer of the Company
Masaji Kitamura	20	20,000	Executive Officer of the Company

Directors of the Subsidiaries to whom Stock Acquisition Rights are allotted in a number exceeding the smallest number of relevant rights allotted to Director of the Company

Name	Number of Stock Acquisition Rights Granted (units)	Number of Shares subject to Stock Acquisition Rights Granted (shares)	Remarks
Takeo Shibuya	40	40,000	President and Representative Director of Komatsu Forklift Co., Ltd.
Kazuhiro Aoyagi	40	40,000	President and Representative Director of Komatsu Zenoah Co.

Breakdown of Stock Acquisition Rights allotted to employees (other than Directors) of the Company and Directors of the subsidiaries of the Company

Classification	Number of Stock Acquisition Rights Granted (units)	Type and number of Shares subject to the Stock Acquisition Rights Granted (shares)	Number of recipients
Employees of the Company	730	Ordinary shares 730,000	42
Directors of subsidiaries	260	Ordinary shares 260,000	16

(10) Remuneration to be Paid to Accounting Auditors

Amount (JPY million)
(i) Total amount of remuneration for Accounting Auditors by the Company and its subsidiaries	265
(ii) Of the above amount (i), the amount to be paid as remuneration for the auditing certification services defined in Article 2, Paragraph 1 of the Certified Public Accountants Law	190
(iii) Of the above amount (ii), the amount to be paid by the Company to the Accounting Auditors	90

Note:	Amounts shown in (iii) above represent amounts of remuneration to be paid to the Accounting Auditors for their auditing services. Breakdown is not available as the remuneration amounts are determined on a lump-sum payment basis without a break-down into separate remuneration amounts for auditing work in accordance with the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha and in accordance with the Securities and Exchange Law.

EXHIBIT 2

Consolidated Balance Sheet

(As of March 31, 2006)

JPY Million
Assets
Current assets:
Cash and cash equivalents	69,997
Time deposits	54
Trade notes and accounts receivable, less allowance for doubtful receivables of JPY11,786 million	397,998
Inventories	370,074
Deferred income taxes and other current assets	109,778

Total current assets	947,901

Long-term trade receivables	72,844

Investments:
Investments in and advances to affiliated companies	21,726
Investment securities	94,744
Other	9,047

Total investments	125,517

Property, plant and equipment, less accumulated depreciation	400,667
Goodwill	22,000
Other intangible assets	25,418
Deferred income taxes and other assets	57,778

Total assets	1,652,125

JPY Million
Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt	98,130
Current maturities of long-term debt	84,580
Trade notes and accounts payable	304,776
Income taxes payable	37,004
Deferred income taxes and other current liabilities	164,353

Total current liabilities	688,843

Long-term liabilities:
Long-term debt	195,203
Liability for pension and retirement benefits	45,148
Deferred income taxes and other liabilities	52,065

Total long-term liabilities	292,416

Minority interests	47,869

Shareholders’ equity
Common stock	67,870
Capital surplus	136,137
Retained earnings:
Appropriated for legal reserve	23,416
Unappropriated	376,522
Accumulated other comprehensive income	23,095
Treasury stock, at cost	(4,043)

Total shareholders’ equity	622,997

Total liabilities, minority interests and shareholders’ equity	1,652,125

EXHIBIT 3

Consolidated Statement of Income

(From April 1, 2005 to March 31, 2006)

JPY Million
Revenues and other:
Net sales	1,701,969
Interest and other income	28,750

Total	1,730,719

Costs and expenses:
Cost of sales	1,247,656
Selling, general and administrative	277,860
Interest	12,733
Impairment loss on long-lived assets held for use	4,899
Other	18,498

Total	1,561,646

Income before income taxes, minority interests and equity in earnings of affiliated companies	169,073
Income taxes:
Current	47,768
Deferred	(747)

Total	47,021

Income before minority interests and equity in earnings of affiliated companies	122,052
Minority interests in income of consolidated subsidiaries	(10,467)
Equity in earnings of affiliated companies	2,705

Net income	114,290

Notes to Consolidated Financial Statements

Basis of Preparation of Consolidated Financial Statements

1.	Significant Accounting Policies

(1)	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements of the Company are prepared in accordance with the stipulations of Article 179, Clause 1 of the Enforcement Regulations to the Commercial Code, and the method of preparation conforms to the standards of accounting generally accepted in the United States in terms of terminology and format (“U.S. GAAP”). However, some description and notes under the mandatory requirements of the U.S. GAAP are omitted within the scope of stipulations in the said clause.

(2)	Method and basis of valuation of inventories

Inventory assets are valued at the lower of cost or market. The cost of products and work in progress are valued by the specific identification method (except for consumable supplies within the category of products, which are stated using the last-in, first-out method). Raw materials and supplies are valued using the weighted-average method.

(3)	Method and basis of valuation of investment securities

The Company has applied Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities” for the valuation of investment securities.

Available-for-sale securities:

Stated at fair market value based on market prices at the balance sheet date (Unrealized gains and losses are charged, net of applicable income taxes, to shareholders’ equity, and the cost of securities sold is determined using the moving-average method.)

(4)	Depreciation and amortization of fixed assets

Depreciation of tangible fixed assets:

Computed principally using the declining-balance method

Amortization of intangible assets:

Computed using the straight-line method

The Company has applied SFAS No.142 “Goodwill and Other Intangible Assets.” However, goodwill and intangible assets whose useful lives cannot be determined are reviewed for impairment at least annually.

(5)	Allowances

Allowance for doubtful receivables:

To cover possible credit losses on accounts receivables or loans, an allowance for doubtful receivables is provided in the amount deemed uncollectible, which is calculated on the basis of historical default rates for normal claims, or on the basis of individual assessments for specific claims on obligors threatened with bankruptcy.

Liability for pension and retirement benefit:

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” provision is made in the amount deemed necessary as of the balance sheet date based on retirement benefit obligations and fair value of the plan assets.

Additional provision is made in the amount of the shortfall of liability for pension and retirement benefit to accumulated benefit obligations deducted by fair value of plan assets.

Unrecognized prior service obligations are charged to income on a straight-line basis over the average remaining service period of employees. Regarding unrecognized net actuarial loss, an excessive amount of the “corridor” (10% of expected benefit obligations, or fair value of plan assets, whichever is the larger) to income on a straight-line basis over the average remaining service period of employees.

(6)	Accounting for consumption taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

2.	Notes to Consolidated Balance Sheet

(1)	Accumulated depreciation for tangible fixed assets: JPY587,610 million

(2)	Accumulated other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative.

(3)	Assets pledged as collateral:

Cash and cash equivalents	JPY727 million
Trade notes and accounts receivable	JPY30 million
Tangible fixed assets	JPY2,853 million

Total	JPY3,610 million

(4)	Guarantee obligations

Guaranteed obligations for borrowings made by the Company’s employees and affiliates: JPY37,054 million

(5)	Reclassification

Effective from the reporting term, installment credits with maturity of one year or longer and lease receivables (after deduction of prepaid interest) are included in long-term trade receivables. Previously, these receivables were included in trade notes and accounts receivable.

3.	Notes to Consolidated Statement of Income

(1)	Basic net income per share JPY115.13

(2)	Diluted net income per share JPY114.93

4.	Important Subsequent Events

There were no important subsequent events to report.

EXHIBIT 4

Non-Consolidated Balance Sheet

(As of March 31, 2006)

JPY Million
Assets
Current assets:
Cash on hand and in banks	32,903
Notes receivable	4,179
Trade accounts receivable	170,750
Finished products and merchandise	33,600
Materials and supplies	4,201
Work in process	24,141
Prepaid expenses	650
Deferred income taxes – current	16,881
Short-term loans receivable	71,581
Other current assets	35,645
Allowance for doubtful receivables	(990)

Total current assets	393,544

Non-current assets:
Tangible fixed assets:
Buildings	37,222
Structures	6,567
Machinery and equipment	32,881
Vehicles and delivery equipment	210
Tools, furniture and fixtures	8,002
Land	39,828
Construction in progress	4,202

Total tangible fixed assets	128,916

Intangible assets:
Utility rights	77
Software	8,920
Other intangible assets	723

Total intangible assets	9,722
Investments and other assets
Investment securities	82,517
Securities and other investments in affiliated companies	281,090
Long-term loans receivable	3,718
Long-term prepaid expenses	929
Other investments	4,575
Allowance for doubtful receivables	(5,094)
Allowance for loss on valuation of investments in unlisted companies	(39,962)

Total investments and other assets	327,774

Total non-current assets	466,413

Total assets	859,957

JPY Million
Liabilities
Current liabilities:
Trade notes payable	348
Trade accounts payable	129,340
Short-term borrowings	40,146
Other accounts payable	33,793
Income taxes payable	17,837
Advances received	661
Deferred profit on installment sales	34
Accrued bonuses	5,236
Warranty reserve	7,387
Other current liabilities	20,563

Total current liabilities	255,348

Long-term liabilities:
Bonds	30,000
Long-term debt	38,062
Deferred income taxes – non-current	8,305
Liability for employee retirement benefits	15,488
Liability for Director and Corporate Auditor retirement benefits	667
Other long-term liabilities	864

Total long-term liabilities	93,387

Total liabilities	348,735

Shareholders’ equity
Common stock	70,120
Capital surplus:
Additional paid-in capital	140,140
Other capital surplus	461
Gain on disposal of treasury stock	461
Retained earnings:
Legal earnings reserve	18,036
Voluntary reserve:	197,658
Reserve for special depreciation	29
Reserve for advanced depreciation deduction	14,683
Reserve for special advanced depreciation account	2,585
General reserve	180,359
Unappropriated retained earnings	50,872

Total retained earnings	266,567
Net unrealized gains on available-for-sale securities	37,435
Treasury stock, at cost	(3,502)

Total shareholders’ equity	511,222

Total liabilities and shareholders’ equity	859,957

EXHIBIT 5

Non-Consolidated Statement of Income

(From April 1, 2005 to March 31, 2006)

JPY Million
Net sales	627,319
Cost of sales	479,544
Deferred profit on installment sales	(314)

Gross profit	148,089

Selling, general and administrative expenses	91,251

Operating profit	56,837

Non-operating income:
Interest and dividend income	12,098
Other non-operating income	935

Non-operating expenses:
Interest expenses	1,508
Other non-operating expenses	7,699

Ordinary profit	60,662

Extraordinary income:
Gain on sale of land	716
Gain on sale of investment securities	361
Gain on sale of shares of affiliated companies	163
Reversal of provision for loss on valuation of investments in unlisted companies	12,906

Extraordinary Losses:
Loss on sale of land	98
Loss on valuation of investment securities	38
Impairment loss	5,393
Expense for improvement of natural environment	1,632

Income before income taxes	67,646

Income taxes:
Current	19,409
Deferred	15,601

Net income	32,635

Unappropriated retained earnings at the beginning of the year	26,178
Interim cash dividend paid	7,940

Unappropriated retained earnings at the end of the year	50,872

Notes to Non-Consolidated Financial Statements

1.	Significant Accounting Policies

(1)	Method and basis of valuation of securities

Held-to-maturity debt securities: Carried at amortized cost (on a straight-line basis).

Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

Available-for-sale securities:

Securities whose market value is readily determinable:

Stated at the market value, based on market quotation. Unrealized gains and losses are reported, with net of applicable taxes, in a separate component of shareholders’ equity. The cost of securities sold is determined based on the moving-average method.

Securities whose market value is not readily determinable:

Stated at cost determined by the moving-average method.

(2)	Method and basis of valuation of inventories

Finished products (excluding spare parts and real estate held for sale) and work in process: Stated at lower of cost (specific identification method) or market.

Spare parts: Stated at lower of cost (last-in, first-out method) or market.

Land and buildings held for sale: Stated at cost (specific identification method)

Materials and supplies: Stated at lower of cost (periodic average method)

(3)	Depreciation of tangible fixed assets and amortization of intangible assets is computed according to the declining-balance method and the straight-line method respectively.

(4)	Liability for employee retirement benefits:

In order to provide for the employee retirement benefits, the Company accrues liabilities for severance payments and pension at the amount calculated based on the projected benefit obligations and plan assets at the balance sheet date.

Prior service obligations are charged to income when incurred. Actuarial loss is charged to income in an amount proportionally appropriated on a straight-line basis over a 10-year period, which is shorter than the averaged remaining service period of employees, beginning with the following term when the loss is recognized.

(5)	Allowance for loss on valuation of investments in unlisted companies is accounted for by taking into consideration the financial position of the issuer and fluctuation of the foreign exchange of the country of the issuer in order to prepare for losses from investing in domestic and overseas unlisted companies.

(6)	Accounting method of lease transactions

Finance leases that do not transfer ownership of leased property to the lessee are accounted in the same manner as operating leases.

(7)	Accounting for consumption taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

(8)	The Company has, in part, adopted terminology and forms in line with Regulations Regarding Terminology, Format and Preparation of Financial Statements, etc. Regarding affiliates, special provisions under the Commercial Code Enforcement Regulation are applied to descriptions including notes.

(9)	Changes in accounting policies

Effective from the reporting year, the Company has adopted the revised accounting standards for retirement benefits (“Revisions to the Accounting Standards for Retirement Benefits” issued by the Business Accounting Deliberation Council; Business Accounting Standards No. 3 dated March 16, 2005) and related guidelines (Guidance on Revisions to Accounting Standards for Retirement Benefits, issued by the Accounting Standard Board on the same date; ASB Guidance No.7). As a result, ordinary profit and income before income taxes have increased by JPY442 million.

2.	Notes to Non-Consolidated Balance Sheet

(1)	Fractions of JPY one million have been rounded down.

(2)	Short-term receivables from affiliates:	JPY209,268 million

	Short-term debts payable to affiliates:	JPY60,762 million

	Long-term receivables from affiliates:	JPY3,716 million

(3)	Accumulated depreciation of tangible fixed assets:	JPY299,608 million

(4)	In addition to the non-current assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(5)	Liability for Director and Corporate Auditor retirement benefits is an allowance accounted pursuant to Article 43 of the Commercial Code Enforcement Regulation.

(6)	Guaranteed liability:	JPY36,016 million

	Balance under letters of keep-well agreements:	JPY61,514 million

	Maximum repurchase amount for the transferred claims for installment sales receivables:	JPY252 million

(7)	The amount of net assets prescribed in Article 124, Item 3 of the Commercial Code Enforcement Regulation:	JPY37,435 million

(8)	Type and total number of shares issued and outstanding at the end of the year:	998,744,060 ordinary shares

	Type and the number of shares held in treasury at the end of the year:	5,098,568 ordinary shares

3.	Notes to Non-Consolidated Statement of Income

(1)	Fractions of JPY one million have been rounded down.

(2)	Trading with affiliates

Sales:	JPY348,829 million
Purchases:	JPY221,085 million
Trading other than operating transactions:	JPY22,117 million

(3)	Net income per share:	JPY32.53

EXHIBIT 6

Proposed Appropriation of Unappropriated Retained Earnings

for the 137th Business Year

JPY
Unappropriated retained earnings at the end of the year	50,872,794,084
Reversal of reserve for special depreciation	19,355,676
Reversal of reserve for advanced depreciation deduction	1,188,300,772
Reversal of reserve for special advanced depreciation account	2,585,654,777

Total	54,666,105,309

The foregoing amount is proposed to be appropriated as follows:
Cash dividends (JPY10 per share)	9,936,454,920
Bonus for Directors	346,000,000
Provision of reserve for special depreciation	128,034,734
Provision of reserve for advanced depreciation deduction	2,884,099,382

Unappropriated retained earnings carried forward to the next year	41,371,516,273

Notes:	1.	The total dividends applicable to this fiscal year would amount to JPY17,877,249,832 (including the interim dividends of JPY8 per share, totaling JPY7,940,794,912 paid on December 2, 2005).
	2.	The amounts entered respectively for reversal and provision of Reserve for special depreciation, reversal and provision of Reserve for advanced depreciation deduction, and reversal of Reserve for special advanced depreciation account are recorded in accordance with the Special Taxation Measures Law.

EXHIBIT 7

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 15, 2006
The Board of Directors
Komatsu Ltd.
KPMG AZSA & Co.
Teruo Suzuki (seal)
Designated and
Engagement Partner
Certified Public Accountant

Yoshiteru Yamamoto (seal)
Designated and
Engagement Partner
Certified Public Accountant

Takaki Okano (seal)
Designated and
Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Komatsu Ltd. for the 137th business year from April 1, 2005 to March 31, 2006 in accordance with Article 19-2(3) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s majority-owned subsidiaries and a non-majority owned consolidated subsidiary.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of Komatsu Ltd. and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

EXHIBIT 8

[English Translation of the Board of Corporate Auditors’ Report Originally Issued in Japanese Language]

Board of Corporate Auditors’ Report

(consolidated)

May 19, 2006

Having been reported by each Corporate Auditor on the methods and results of the audit in regard to the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Komatsu Ltd. (the “Company”) for the 137th fiscal year from April 1, 2005 to March 31, 2006, the Board of Corporate Auditors of the Company prepares this Auditors’ Report on deliberation and reports as follows:

1.	Outline of the auditing methods used by the Corporate Auditors

Each Corporate Auditor, according to the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors audited the consolidated statutory report, having received reports and explanation from Directors, etc. and Accounting Auditors.

2.	Results of the audit

We confirm that the auditing methods and results made by KPMG AZSA & Co., the Accounting Auditors are appropriate.

Makoto Nakamura (seal)
Standing Corporate Auditor

Masafumi Kanemoto (seal)
Standing Corporate Auditor

Masahiro Yoshiike (seal)
Corporate Auditor

Takaharu Dohi (seal)
Corporate Auditor

Note:	Corporate Auditors Masahiro Yoshiike and Takaharu Dohi are Outside Corporate Auditors provided in Article 18, Paragraph
1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.”

EXHIBIT 9

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 2, 2006
The Board of Directors
Komatsu Ltd.
KPMG AZSA & Co.
Teruo Suzuki (seal)
Designated and
Engagement Partner
Certified Public Accountant

Yoshiteru Yamamoto (seal)
Designated and
Engagement Partner
Certified Public Accountant

Takaki Okano (seal)
Designated and
Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the non-consolidated balance sheet, the non-consolidated statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Komatsu Ltd. for the 137th business year from April 1, 2005 to March 31, 2006 in accordance with Article 2(1) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The non-consolidated balance sheet and the non-consolidated statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

EXHIBIT 10

[English Translation of the Board of Corporate Auditors’ Report Originally Issued in Japanese Language]

Board of Corporate Auditors’ Report

Having been reported by each Corporate Auditor on the methods and results of the audit in regard to the performance of duties by the Directors of Komatsu Ltd. (the “Company”) for the 137th fiscal year (from April 1, 2005 to March 31, 2006), the Board of Corporate Auditors of the Company prepares this audit report on deliberation and reports as follows:

1.	Outline of the auditing methods used by the Corporate Auditors

Each Corporate Auditor, according to the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, as well as having received from Members of the Board of Directors, etc. reports on the execution of their duties, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and principal operating offices, and asked the subsidiaries of the Company for reports on their business conditions. In addition, we received reports and explanations from Accounting Auditors on their audit and examined the statutory report and the supplementary schedules.

With respect the competitive transactions of the Members of the Board of Directors, conflict-of-interest transactions between the Company and the Members of the Board of Directors, benefits without compensation furnished by the Company, irregular transactions with subsidiaries or shareholders and acquisition and disposal, etc., of treasury stocks, we have examined these matters by means of methods such as conducting a full investigation of related records, in addition to the auditing methods mentioned above.

2.	Results of the audit

(1)	We confirm that the auditing methods and results made by KPMG AZSA & Co., the Accounting Auditor, are appropriate.

(2)	We confirm that the business report accurately describes the situation of the Company in accordance with all relevant laws and regulations and the Articles of Incorporation.

(3)	With respect to the proposed appropriation of unappropriated retained earnings, we confirm that there is no matter to be disclosed in light of the state of the Company’s assets or other circumstances.

(4)	The supplementary schedules present fairly the information required, and we confirm that there is no other matter to be disclosed.

(5)	With respect to the performance of the Members of the Board of Directors’ duties, including those associated with the Company’s subsidiaries, we confirm that there has been no improper act committed, nor important violation of applicable laws and regulations or the Articles of Incorporation.

In addition, with respect to the competitive transactions of the Members of the Board of Directors, conflict-of-interest transactions between the Company and the Members of the Board of Directors, benefits without compensation furnished by the Company, irregular transactions with subsidiaries or shareholders and acquisition and disposal, etc., of treasury stocks, we confirm that there has been no breach of the Members of the Board of Directors’ responsibilities.

May 11, 2006
Makoto Nakamura (seal)
Standing Corporate Auditor

Masafumi Kanemoto (seal)
Standing Corporate Auditor

Masahiro Yoshiike (seal)
Corporate Auditor

Takaharu Dohi (seal)
Corporate Auditor

Note:

Corporate Auditors Masahiro Yoshiike and Takaharu Dohi are Outside Corporate Auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.”

END

Reference Materials for the General Meeting of Shareholders

Proposed Resolution and Reference Information:

Item 1:	Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 137th Business Year (April 1, 2005 — March 31, 2006)

The proposal for appropriation of unappropriated earnings is as described in Exhibit 6, page 36.

The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ration of 20% or higher.

For the reporting year, the Company proposes to pay JPY10 per share for a year-end dividend, an increase of JPY4 over the previous year-end.

Accordingly, combined with the interim dividend of JPY8 per share, annual dividend will be JPY18 per share for this fiscal year, an increment of JPY7 per share over the previous year.

With regard to the payment of bonuses to directors for the reporting year, in consideration of the Company’s business performance for the reporting year, the Company has decided to increase the total bonus payment made at year-end to its 10 directors by JPY76 million compared with the previous business year-end, for a total payment of JPY346 million.

Item 2: Partial Amendments to the Articles of Incorporation

1. Reasons for Amendments:

(1)	As Corporation Act (Law No.86, 2005) and the Law Concerning the Arrangement of Related Laws in Connection with the Effectuation of the Corporation Act (Law No.87, 2005, “Arrangement Law”) was promulgated on July 26, 2005 and came into effect on May 1, 2006, the Company proposes an agendum to amend partially the Articles of Incorporation of the Company, as set forth below:

1)	Items additionally provided for to the current Articles of Incorporations

i)	The Company proposes to newly establish Articles 4 and 7 as set forth in the Proposed Amendment below, because pursuant to the Arrangement Law, those items set forth therein are deemed to be provided for in the Articles of Incorporation, upon the enforcement of the Corporation Act.

ii)	The Company proposes to newly establish Article 10 as set forth in the Proposed Amendment in order to provide for the rights to shares constituting less than one unit (tangen) of shares, in accordance with the provisions set forth in Paragraph 2, Article 189 of the Corporation Act.

iii)	The Company proposes to amend current Article 16 in order to clarify the number of proxy for the exercise of voting rights, in accordance with the provisions set forth in Paragraph 5 of Article 310 of Corporation Act.

iv)	The Company proposes to newly establish Article 17 as set forth in the Proposed Amendment below in order to adopt an Internet disclosure system of reference documents for General Meetings of Shareholders, etc., in accordance with the provisions set forth in Paragraph 1 of Article 94 and Paragraph 3 of Article 133 of the Execution Rules for the Corporation Act (Ministerial Order of Justice No. 12, 2006), and Paragraph 4 of Article 161 and Paragraph 4 of Article 162 of the Rules for Corporate Calculation of the Corporation Act (Ministerial Order of Justice No. 13, 2006).

v)	Pursuant to the provisions set forth in Article 370 of the Corporation Act, with respect to the matters to be resolved by the Board of Directors, the Company may deem them to be approved by the Board of Directors if all of the Directors give consents in writing or electronic record, and no Corporate Auditor raise objection against it. Accordingly, the Company proposes to newly establish Article 26 as set forth in the Proposed Amendment below in order to facilitate the prompt adoptions of the resolutions of the Board of Directors.

2)	Items to be deleted from the current Articles of Incorporation

i)	The Company proposes to delete Articles 19, 26, 27, 36, and 37 of the current Articles of Incorporation, because the contents specified therein are provided for in the Corporation Act and/or the Execution Rules for the Corporation Act, and consequently it is not necessary to set forth such contents in the Articles of Incorporation repeatedly.

ii)	The Company proposes to delete Articles 12 and 13, because contents specified therein are provided for in the Share Handling Regulations of the Company.

3)	Revisions to terminology

i)	The Company proposes to amend current Articles 4, 5, 7, 8, 9, 10, 11, 18, 21, 22, 23, 29, 31, 32, 33, 38, 39, 40, 41, and 42 so that the terms etc., used in the Articles of Incorporation conform with the Corporation Act.

(2)	In addition to the above, the Company proposes to newly establish or delete provisions, and re-number the articles, to the extent necessary for a corporation organized and existing under the Corporation Act.

2. Details of the Amendments:

The amendments to be made are as follows:

(The underlined portion indicates the proposed amendments

in the original Japanese Articles of Incorporation.)

Current Articles of Incorporation	Proposed Amendments

CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS

(New)

Article 4 Corporate Organizations

The Company shall have the following organizations other than the General Meeting of Shareholders and Directors.

(1) Board of Directors

(2) Corporate Auditors

(3) Board of Corporate Auditors

(4) Accounting Auditors

Article 4. Method of Public Notice	Article 5. Method of Public Notice
Public notices by the Company shall be made by electronic public notice. However, in the event where accidents or any other unavoidable incidents takes place making the electronic public notice impossible, the public notices of the Company shall be made by publication in The Nihon Keizai Shimbun, published in Tokyo.

The method of public notices by the Company shall be electronic public notice, provided, however, that if, the use of the electronic public notice becomes impossible, due to an accident or any other unavoidable reason, the public notices of the Company shall be made by publication in The Nihon Keizai Shimbun published in Tokyo.

Article 5. Total Number of Shares Authorized to be Issued	Article 6. Total Number of Shares Authorized to be Issued

The total number of shares authorized to be issued by the Company shall be three billion nine hundred fifty five million (3,955,000,000) shares: provided, however, that this number shall be decreased accordingly if any shares are cancelled.

The total number of shares authorized to be issued by the Company shall be three billion nine hundred fifty five million (3,955,000,000) shares.

(New)	Article 7. Issuance of Share Certificates The Company shall issue share certificates representing its shares.

Article 6. One Unit (tangen) of Shares The number of shares constituting one unit (tangen) of shares of the Company shall be one thousand (1,000).	(Deleted)

Article 7. Acquisition of its Own Shares by the Company

Pursuant to the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may purchase the its own shares by resolution of the Board of Directors.

Article 8. Acquisition of its Own Shares by the Company

Pursuant to the provision of Article 165, Paragraph 2 of the Corporation Act, the Company may acquire its own shares through transactions in the market, etc., by resolution of the Board of Directors.

Current Articles of Incorporation	Proposed Amendments

Article 8. Non-Issuance of the Share Certificates for Shares Constituting Less Than One Unit (tangen)	Article 9. Number of Shares Constituting One Unit (tangen) of Shares and Non-Issuance of the Share Certificates for Shares Constituting Less Than One Unit (tangen)

The Company shall not issue share certificates representing its shares constituting less than one unit (tangen) of shares (hereinafter referred to as “one unit (tangen) of shares”), unless otherwise provided for in the Share Handling Regulations of the Company.

1. The number of shares constituting one unit (tangen) of shares of the Company shall be one thousand (1,000).

2. Notwithstanding Article 7, the Company shall not issue share certificates representing its shares constituting less than one unit (tangen) of shares, unless otherwise provided for in the Share Handling Regulations of the Company.

(New)

Article 10. Rights to Shares Constituting Less Than One Unit (tangen) of Shares

Shareholders (which shall hereinafter include Beneficial Owners) of the Company are not entitled to exercise their rights pertaining to shares constituting less than one unit (tangen) of shares held by them, except for the following rights:

(1) The right provided for in each item of Article 189, Paragraph 2, of the Corporation Act;

(2) The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;

(3) The right to receive allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by each shareholder; and

(4) The right to make a request provided for in the immediately following Article.

Article 9. Purchase of Shares to Increase the Number of Shares of Shareholders Holding Shares Constituting less than One Unit (tangen) of Shares	Article 11. Purchase of Shares to Increase the Number of Shares of Shareholders Holding Shares not Constituting One Unit (tangen) of Shares

In accordance with the Share Handling Regulations of the Company, a shareholder (including hereinafter beneficial owners) who has shares constituting less than one unit (tangen) of shares may request the Company to sell to him/her such number of shares as will, when aggregated with the shares constituting less than one unit (tangen) of shares held by him/her, constitute one unit of shares.

A shareholder of the Company may, in accordance with the Share Handling Regulations of the Company, request the Company to sell such number of shares as will, when aggregated with the shares constituting less than one unit (tangen) of shares held by him/her, constitute one unit of shares.

Current Articles of Incorporation	Proposed Amendments

Article 10. Transfer Agent	Article 12. Transfer Agent

The Company shall have a transfer agent for its shares.

The transfer agent and the location of its business shall be selected by resolution of the Board of Directors, and public notice thereof shall be given.

The Register of Shareholders, the Register of Beneficial Owners and the Register of Lost Share Certificates of the Company shall be kept at the offices of the transfer agent. The registration of change of shareholders, registration of a pledge of shares, indication of shares held in trust, re-issuance of share certificates, receipt of various notifications, preparation of the Register of Beneficial Owners, receipt of beneficial owners’ notification, registration of lost share certificates, purchase and further buying of shares amounting to less than one unit (tangen) of shares, and any other matters relating to the shares shall be handled by the transfer agent, and shall not be handled by the Company.

1. The Company shall have a Transfer Agent.

2. The Transfer Agent and the location of its business shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3. The administration of the Shareholders Register (including hereafter the Register of Beneficial Owners), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company, and other matters relating to the Shareholders Register, the Register of Stock Acquisition Rights and the Register of Lost Share Certificate, shall be entrusted with the Transfer Agent, and shall not be handled by the Company.

Article 11. Share Handling Regulations

Denomination of share certificates of the Company, registration of transfer of shares, registration of a pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of beneficial owners, receipt of beneficial owners’ notification, registration of lost share certificates, purchase and further buying of shares not constituting one unit (tangen) of shares, and any other matter relating to the shares shall be provided for the “Share Handling Regulations” established by the Board of Directors.

Article 13. Share Handling Regulations

Handling of shares of the Company and the fees thereof shall be governed by the “Share Handling Regulations” of the Company established by a resolution of the Board of Directors, as well as the laws and regulations, and the Articles of Incorporation.

Article 12. Registration of Shareholders, etc.

Shareholders, registered pledgees or their legal representatives, shall notify the transfer agent appointed by the Company of their names, addresses and seal impressions. Any changes in the matters prescribed in the preceding sentence shall likewise be notified. Foreign nationals who are accustomed to using their signatures may substitute their signatures for their seal impressions.

(Deleted)

Current Articles of Incorporation	Proposed Amendments

Article 13. Registration of Non-Resident Shareholders, etc.

Shareholders, registered pledgees or their legal representatives who reside of outside Japan shall notify the transfer agent appointed by the Company of the temporary addresses in Japan for themselves or their representatives in Japan. Any change in the matters so notified shall likewise be notified.

(Deleted)

Article 14. Record Date

Those shareholders who are listed or recorded in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the Ordinary General Meeting of Shareholders for such business year.

In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed or recorded in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the General Meeting of Shareholders, by giving a two (2) week prior public notice thereof.

(Deleted)

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

Article 15. Convocation of General Meetings of Shareholders

An Ordinary General Meeting of Shareholders shall be convened in June each year. An Extraordinary General Meeting of Shareholders may be convened whenever necessary.

Article 14. Convocation of General Meeting of Shareholders

An Ordinary General Meeting of Shareholders of the Company shall be convened in June each year. An Extraordinary General Meeting of Shareholders may be convened whenever necessary.

Except as otherwise provided by laws and regulations, General Meetings of Shareholders shall be convened by the President of the Company pursuant to a resolution of the Board of Directors.	(Deleted)
In the absence or disability of the President, another director of the Company, in accordance with the order previously determined by the Board of Directors, may convene the meeting.	(Deleted)

Current Articles of Incorporation	Proposed Amendments

(New)	Article 15. Record Date of Ordinary General Meeting of Shareholders The record date of the voting rights at the Ordinary General Meeting of Shareholders of the Company shall be March 31 of each year.

(New)

Article 16. Person to Convene General Meeting of Shareholders and Person to Preside the Board as Chairman

1. A General Meeting of Shareholders shall be convened by the President, and the President shall act as the chairman thereof.

2. In the absence or disability of the President, one of the other Directors in the order previously determined by the Board of Directors may convene the General Meeting of Shareholders and act as the chairman thereof.

(New)

Article 17. Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.

The Company may, by disclosing the information related to the matters to be described or indicated in (1) the reference documents for the General Meeting of Shareholders, (2) the business report, (3) the financial statements and (4) the consolidated financial statements, through Internet in accordance with the Ministerial Ordinance of the Ministry of Justice, in connection with the convocation of the General Meeting of Shareholders, deem that it has provided the same to the shareholders.

Article 16. Exercise of Voting Rights by Proxy

If a shareholder or his/her legal representative intends to exercise his/her voting rights at any general meeting of shareholders through a proxy, the shareholder or his/her legal representative may entrust another shareholder who is eligible for exercising such voting rights of the Company.

In case of the preceding paragraph, the proxy shall submit to the Company a document certifying his/her power of representation.

Article 18. Exercise of Voting Rights by Proxy

1. A shareholder of the Company may exercise his/her voting rights at a General Meeting of Shareholders by one (1) proxy who shall be another shareholder of the Company eligible for exercising such voting rights of the Company.

2. In case of the preceding paragraph, a shareholder or proxy shall submit to the Company a document certifying the proxy’s power of representation, at each General Meeting of Shareholders.

Article 17. Person to Preside at General Meetings of Shareholders

The President of the Company shall preside as chairman at General Meetings of Shareholders.

In the absence or disability of the President, another director of the Company, in accordance with the order previously determined by the Board of Directors, may preside at the meeting.

<Deleted>

Current Articles of Incorporation	Proposed Amendments

Article 18. Method of Resolutions of General Meetings of Shareholders

Unless otherwise provided for in the laws and regulations or in the Articles of Incorporation, resolutions of a General Meetings of Shareholders shall be adopted by a majority of the voting rights of the shareholders present at the meeting.

A special resolution set forth in Article 343 of the Commercial Code shall be adopted by the affirmative vote of not less than two-thirds (2/3) of the voting rights held by shareholders present at the meeting at which one-third (1/3) or more of the voting rights of all shareholders are represented.

Article 19. Method of Resolutions of General Meetings of Shareholders

1. Unless otherwise provided for in the laws and regulations or in this Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders who are eligible to exercise the voting rights, and are present at the meeting.

2. Resolutions pursuant to Article 309, Paragraph 2 of the Corporation Act shall be adopted by two-thirds (2/3) or more of the voting rights of the shareholders who are eligible to exercise the voting rights and are present at the meeting, at which meeting the shareholders holding one-third (1/3) or more of the voting rights of all shareholders eligible to exercise the voting rights must be present.

Article 19. Minutes of General Meetings of Shareholders

With respect to the substance of the proceedings and the results of General Meetings of Shareholders of the Company, minutes shall be prepared, either in paper or as an electronic record, and the chairman of the meeting and the directors present thereat shall affix their names and seals thereto or put their electronic signatures thereon. The minutes shall be kept at the Company.

<Deleted>

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 21. Election of Directors

Directors shall be elected at a General Meeting of Shareholders of the Company.

For a resolution of the election of directors, the presence of shareholders representing at least one third (1/3) or more of the voting rights held by all the shareholders is required.

Article 21. Method of Election of Directors

1. Directors shall be elected at a General Meeting of Shareholders of the Company.

2. A resolution for the election of a Director shall be adopted by a majority of the voting rights of the shareholders who are eligible to exercise the voting rights and are present at the meeting, at which meeting the shareholders holding one-third (1/3) or more of the voting rights of all shareholders eligible to exercise the voting rights, must be present.

Cumulative voting shall not be used in electing directors.	3. Cumulative voting shall not be used in a resolution for the election of a Director.

Current Articles of Incorporation	Proposed Amendments

Article 22. Representative Directors, etc.

The Board of Directors shall determine by its resolution representative directors who shall represent the Company.

The Board of Directors may determine, by its resolution, one (1) Chairman and one (1) President from among its members, and may grant special titles to one or more directors as deemed necessary.

Article 22. Representative Directors, etc.

1. The Board of Directors shall, by its resolution, appoint Representative Directors who shall represent the Company.

2. The Board of Directors may determine, by its resolution, one (1) Chairman and one (1) President from among its members, and may grant special titles to one or more directors as deemed necessary.

Article 23. Term of Office of Directors

The term of office of a director shall expire at the closing of the Ordinary General Meeting of Shareholders pertaining to the last settlement of accounts occurring within one (1) year after his/her assumption of office.

Article 23. Term of Office of Directors

The term of office of a Director shall expire at the closing of the Ordinary General Meeting of Shareholders for the last business year ending within one (1) year after his/her election.

The term of office of a director elected to fill a vacancy shall be the remaining term of office of his/her predecessor.	(Deleted)

Article 24. Convocation of the Board of Directors Meetings of the Board of Directors shall be convened in accordance with the rules established by the Board of Directors.

Article 24. Convocation of the Board of Directors and Person to Preside the Board as Chairman

Meetings of the Board of Directors shall be convened and the chairman thereof shall be determined, in accordance with the rules established by the Board of Directors.

A notice of the convocation of a meeting of the Board of Directors shall be dispatched at least two (2) days prior to the date of such meeting; provided, however, that such period of notice may be shortened in cases of emergency.

(Deleted)

Article 25. Person to Preside at Meetings of the Board of Directors The person to preside as chairman at meetings of the Board of Directors shall be determined by the Board of Directors.	(Deleted)

(New)

Article 25. Notice of Convocation of Board of Directors

A notice of the convocation of a meeting of the Board of Directors shall be dispatched at least two (2) days prior to the date of such meeting; provided, however, that such period may be shortened in cases of emergency.

Article 26. Resolutions of Meetings of the Board of Directors

Resolutions of a meeting of the Board of Directors shall be adopted by the affirmative vote of a majority of the Directors present who constitute a majority of the Directors in office.

In the case of an equality of votes, the chairman of the meeting shall have a casting vote.

(Deleted)

Current Articles of Incorporation	Proposed Amendments

(New)

Article 26. Informal Resolution of the Board of Directors

With respect to the matters proposed by Directors to be resolved by the Board of Directors, the Company shall deem that such proposed matters are approved by a resolution of the Board of Directors, when all Directors eligible to participate in the resolution of such matters have given their consent thereto in writing or through electronic record, unless the Corporate Auditors raise an objection thereto.

Article 27. Minutes of Meetings of the Board of Directors

With respect to the substance of the proceedings and the results of meetings of the Board of Directors, minutes shall be prepared, either in paper or as an electronic record, and the Directors and Corporate Auditor(s) present shall affix their names and seals thereto or put their electronic signatures thereon. The minutes shall be kept at the Company.

(Deleted)

Article 28. Counselors and Advisors The Board of Directors may elect Advisor(s) (Komon) or Counselor(s) (Sodan-yaku).	Article 27. Counselors and Advisors (Unchanged from current Article 28)

Article 29. Exemption from Liability of Directors

The Company may exempt a Director from his/her liabilities relating to his/her conduct as a Director pursuant to Article 266, Paragraph 1, Item 5 of the Commercial Code, by a resolution of the Board of Directors, to the statutory maximum amount in accordance with the provisions of Article 266, Paragraph 12 of the Commercial Code.

Article 28. Exemption from Liability of Directors

In accordance with Article 426, Paragraph 1 of the Corporation Act, the Company may, by resolution of the Board of Directors, exempt a Director from his/her liabilities for damages caused by his/her dereliction of duty, within the limits stipulated by the laws and regulations.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 30. Number of Corporate Auditors The Company shall have no more than five (5) corporate auditors (Kansayaku).	Article 29. Number of Corporate Auditors (Unchanged from current Article 30)

Article 31. Election of Corporate Auditors

The Corporate Auditors shall be elected at a General Meeting of Shareholders of the Company.

For a resolution of the election of Corporate Auditors, the presence of shareholders representing at least one third (1/3) or more of the voting rights held by all the shareholders is required.

Article 30. Method of Election of Corporate Auditors

1. The Corporate Auditors shall be elected at a General Meeting of Shareholders of the Company.

2. A resolution for the election of Corporate Auditor shall be adopted by a majority of the voting rights of the shareholders who are eligible to exercise the voting rights and are present at the meeting, at which meeting the shareholders holding one-third (1/3) or more of the voting rights of all shareholders eligible to exercise the voting rights must be present.

Current Articles of Incorporation	Proposed Amendments

Article 32. Full-time Corporate Auditor(s) The Corporate Auditors shall elect (a) full-time Corporate Auditor(s) from among themselves.	Article 31. Full-time Corporate Auditor(s) The Board of Corporate Auditors shall elect, by its resolution, (a) full-time Corporate Auditor(s).

Article 33. Term of Office of Corporate Auditors

The term of office of Corporate Auditors shall expire at the closing of the Ordinary General Meeting of Shareholders held for the last fiscal year of the Company ending within four (4) years after their assumption of office.

The term of office of a Corporate Auditor elected to fill a vacancy shall be the remaining term of office of his/her predecessor.

Article 32. Term of Office of Corporate Auditors

1. The term of office of Corporate Auditors shall expire at the closing of the Ordinary General Meeting of Shareholders held for the last business year of the Company ending within four (4) years after their election.

2. The term of office of the Corporate Auditor elected to fill a vacancy of another Corporate Auditor who has resigned prior to the expiry of his/her term of office shall be until the expiry of the remaining term of his/her predecessor.

Article 34. Convocation of the Board of Corporate Auditors Meetings of the Board of Corporate Auditors shall be convened in accordance with the rules established by the Board of Corporate Auditors.

Article 33. Convocation of the Board of Corporate Auditors and Person to Preside the Board as Chairman

Meetings of the Board of Corporate Auditors shall be convened and the chairman thereof shall be determined, in accordance with the rules established by the Board of Corporate Auditors.

A notice of the convocation of a meeting of the Board of Corporate Auditors shall be dispatched at least two (2) days prior to the date of such meeting; provided, however, that such period of notice may be shortened in cases of emergency.

(Deleted)

Article 35. Person to Preside at Meetings of the Board of Corporate Auditors

The person to preside as chairman at meetings of the Board of Corporate Auditors shall be determined by the Board of Corporate Auditors.

(Deleted)

Current Articles of Incorporation	Proposed Amendments

(New)

Article 34. Notice of Convocation of Board of Corporate Auditors

Notice of convocation of meetings of the Board of Corporate Auditors shall be dispatched at least two (2) days prior to the date of such meetings; provided, however, that such period may be shortened in cases of emergency.

Article 36. Resolutions of Meetings of the Board of Corporate Auditors

Except as otherwise provided by law, resolutions of a meeting of the Board of Corporate Auditors shall be adopted by the affirmative vote of a majority of all the Corporate Auditors in office.

(Deleted)

Article 37. Minutes of Meetings of the Board of Corporate Auditors

With respect to the substance of the proceedings and the results of meetings of the Board of Corporate Auditors, minutes shall be prepared, either in paper or as an electronic record, and corporate auditors present thereat shall affix their names and seals thereto or put their electronic signatures thereon. The minutes shall be kept at the Company.

(Deleted)

Article 38. Exemption from Liability of Directors

The Company may exempt the Corporate Auditor from his/her liabilities by a resolution of the Board of Directors to the statutory maximum amount in accordance with the provisions of Article 280, Paragraph 1 of the Commercial Code.

Article 35. Exemption from Liability of Directors

In accordance with Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Corporate Auditor from his/her liabilities for damages caused by his/her dereliction of duty, within the limits stipulated by the laws and regulations.

CHAPTER VI. ACCOUNTING	CHAPTER VI. ACCOUNTING

Article 39. Fiscal Year and Closing Date of Accounts

The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year, and the accounts of the Company shall be closed as of the last day of each fiscal year.

Article 36. Business Year The business year of the Company shall be the one-year period from April 1 of each year to March 31 of the following year.

Article 40. Dividends

Dividends of the Company shall be paid to the shareholders or pledgees who are registered or recorded on the Company’s Shareholders’ Register or the Register of Beneficial Owners as of the closing date of the accounts of the Company.

Article 37. Record Date of Dividends The record date of the year-end dividends of the Company shall be March 31 of each year.

Current Articles of Incorporation	Proposed Amendments

Article 41. Interim Dividends

The Company may, by resolution of the Board of Directors, pay interim dividends (“Interim Dividends”) provided under Article 293-5 of the Commercial Code to shareholders or pledgees whose names are entered or recorded in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of September 30 of each year.

Article 38. Interim Dividends The Company may distribute interim dividends, by a resolution of the Board of Directors, by setting a record date as of September 30 of each year.

Article 42. Dispensation from Payment of Dividends

In the event that any of dividends or interim dividends is not received within three (3) full years after the due date of each payment, the Company shall not be obliged to make such payment.

Article 39. Dispensation from Payment of Dividends

In the case where dividends are paid by cash, the Company shall not be obliged to pay such dividends if such dividends are not received within three (3) full years after the due date of each payment.

Item 3: Appointment of Ten (10) Directors

The terms of office of all of the ten (10) Directors will expire as of the close of this Ordinary General Meeting of Shareholders. Accordingly, an election of the following ten (10) Directors is requested.

Director Candidates

Name (Date of Birth)	Brief Personal History and Position in the Company (In charge at the Company and Representative position in other corporations)	Number of Shares of the Company Held (shares)
1. Toshitaka Hagiwara	12/1969 Joined the Company	69,399
(June 15, 1940)	6/1990 Director
	6/1995 Managing Director
	6/1997 Executive Managing Director
	6/1999 Executive Vice President and Representative Director
	6/2003 Chairman of the Board and Representative Director (current position)
2. Masahiro Sakane (January 7, 1941)	4/1963 Joined the Company 6/1989 Director 6/1994 Managing Director 6/1997 Executive Managing Director 6/1999 Executive Vice President and Representative Director 6/2001 President and Representative Director (current position)	85,100

3. Kunio Noji	4/1969 Joined the Company	34,710
(November 17, 1946)	6/1997 Director
	6/1999 Executive Officer
	6/2000 Senior Executive Officer
	6/2001 Managing Director
	4/2003 Director and Senior Executive Officer (current position)

[In charge]
Supervising Construction & Mining Equipment Business (Strategy, Marketing and
Production), e-KOMATSU, KOMATSU-Way (TQM/NQ-5)
In charge of Construction & Mining Equipment Business in Japan and Asia.

Name (Date of Birth)	Brief Personal History and Position in the Company (In charge at the Company and Representative position in other corporations)		Number of Shares of the Company Held (shares)
4. Kunihiko Komiyama	4/1968	Joined the Company	38,000
(May 5, 1945)	6/1996	Director
	6/1999	Senior Executive Officer
	6/2002	Managing Director
	4/2003	President of Development Division and President of Engines and Hydraulics Business Division (current position) Director and Senior Executive Officer (current position)

[In charge]
President of Development Division and President of Engines and Hydraulics Business
Division
Supervising Research & Development and Quality Assurance Operations
In charge of Construction & Mining Equipment Business in Europe

5. Masahiro Yoneyama (July 3, 1946)	4/1970 6/1999 4/2003 6/2004 4/2006	Joined the Company Executive Officer Senior Executive Officer (current position) Director (current position) Representative of All China Operations (current position)	22,000

[In charge] Representative of All China Operations
6. Yoshinori Komamura	4/1970	Joined the Company	10,000
(February 20, 1948)	4/2005	President of Construction and Mining Equipment Marketing Division (current position)
	4/2005	Senior Executive Officer (current position)
	6/2005	Director (current position)

[In charge]
President of Construction & Mining Equipment Marketing Division
Supervising External Corporate Affairs and Legal Affairs In charge of Construction &
Mining Equipment Marketing Business in North America and Latin America

Name (Date of Birth)	Brief Personal History and Position in the Company (In charge at the Company and Representative position in other corporations)		Number of Shares of the Company Held (shares)
7. Yasuo Suzuki (January 28, 1948)	4/1970 6/2002 4/2004 6/2004 4/2005	Joined the Company Executive Officer Senior Executive Officer (current position) Director (current position) General Manager of Corporate Planning Division (current position)	21,000

[In charge]
General Manager of Corporate Planning Division Supervising Structural Reorganization,
Environment, Electronics, Human Resources and Industrial Machinery Business
In charge of Ishikawa Prefecture Area

8. Toshio Morikawa (March 3, 1933)	4/1955	Joined The Sumitomo Bank, Ltd. (currently Sumitomo Mitsui Banking Corporation, the “Bank”)	5,000
	6/1980	Director of the Bank
	2/1984	Managing Director of the Bank
	10/1985	Senior Managing Director and Representative Director of the Bank
	10/1990	Deputy President and Representative Director of the Bank
	6/1993	President and Representative Director of the Bank
	6/1997	Chairman of the Board and Representative Director of the Bank
	6/1999	Director of the Company (current position)
	3/2001	Advisor of the Bank
	4/2001	Advisor of Sumitomo Mitsui Banking Corporation
	6/2002	Advisor of the Bank
	3/2005	Advisor of the Bank (current position)

9. Hajime Sasaki (April 6, 1936)	4/1961	Joined NEC Corporation (NEC Corporation, “NEC”)	2,100
	6/1988	Member of the Board of NEC
	6/1991	Senior Vice President and Member of the Board of NEC
	6/1994	Executive Vice President and Member of the Board of NEC
	6/1996	Senior Executive Vice President and Member of the Board (Representative Director) of NEC
	3/1999	Chairman of the Board (Representative Director) of NEC (current position)
	6/2003	Director of the Company (current position)

[Representative positions in other corporations] Chairman of the Board (Representative Director) of NEC

Name (Date of Birth)	Brief Personal History and Position in the Company (In charge at the Company and Representative position in other corporations)		Number of Shares of the Company Held (shares)
10. Morio Ikeda (December 25, 1936)	4/1961	Joined Shiseido Co., Ltd. (Shiseido Co., Ltd., “SCL”)	1,000
	6/1990	Director of SCL
	6/1995	Executive Director of CL
	6/1997	Senior Executive Director and Representative Director of SCL
	6/2000	Executive Vice President and Representative Director of SCL
	6/2001	Representative Director, President and Chief Executive Officer of SCL
	6/2005	Director of the Company (current position)
	6/2005	Chairman and Director of SCL (current position)

Notes:	1.	There are no conflicts of interests between the candidates and the Company.
	2.	Messrs. Toshio Morikawa, Hajime Sasaki and Morio Ikeda are candidates for the Outside Directors.

Item 4: Appointment of One (1) Corporate Auditor

To strengthen the Company’s auditing system, the appointment of one (1) additional Corporate Auditor is proposed.

Accordingly, the Company proposes that one Corporate Auditor be elected, and the following candidates are nominated for the position.

This item for resolution was reviewed and approved by the Board of Corporate Auditors.

Corporate Auditor Candidate

Name (Date of Birth)	Brief Personal History (Representative position in other corporations)		Number of Shares of the Company Held (shares)
Makoto Okitsu (December 2, 1939)	4/1963	Joined Teijin Limited	0
	6/1994	Director of Teijin Seiki Co., Ltd.
6/1996 6/1998 6/1999 9/2003 6/2004 6/2005

Managing Director of Teijin Seiki Co., Ltd.

President and Representative Director of Teijin Seiki Co., Ltd.

Director of Teijin Limited

President and Representative Director of Nabtesco Corporation

Director of Teijin Limited

Chairman and Representative Director of Teijin Limited

(current position)

	6/2005	Chairman and Director of Nabtesco Corporation (current position)

[Representative positions in other corporations] Chairman and Representative Director of Teijin Limited

Notes:	1.	There are no conflicts of interests between the candidate and the Company.
	2.	Mr. Makoto Okitsu is the candidate for the Outside Corporate Auditor.

Item 5:	Establishment of the Amount of Remuneration for Directors in the Form of Stock Options and the Details of Issue of Stock Options

1. Reasons for Resolution

The Company wishes to grant stock acquisition rights (stock options) as compensation to Directors, separate from the amount of remuneration that the shareholders have already approved, for the purposes of raising the motivation and morale of the Directors of the Company, which shall contribute to the improvement of the consolidated performance of the Company. The maximum limit of such remuneration would be a yearly amount of JPY360 million.

Before the effective date of the Corporation Act, stock options were considered to be stock acquisition rights issued on preferential terms and conditions to persons other than shareholders; accordingly, their issuance required the adoption of a special resolution at a General Meeting of Shareholders. Since the Corporation Act came into effect, such stock acquisition rights issued as stock options are to be regarded as a part of Directors’ remuneration, and as such, they constitute a change in Directors’ remuneration.

2. Details of Agenda

(1)	At the 135th Ordinary General Meeting of Shareholders, held on June 25, 2004, the shareholders approved a monthly remuneration amount for Directors of not more than JPY60 million (provided however, that the salaries for Directors who also serve as Company employees are not included in this monthly amount.). This limit remains in force today. Taking stock options granted thus far as well as other factors into consideration, the Company now requests that shareholders approve a yearly remuneration amount of up to JPY360 million in the form of the stock acquisition rights, which is separate from the above monthly remuneration amount for Directors.

In addition to the above change in the remuneration amount, the Company requests that the shareholders approve the grant of stock options as described in (2) below.

The Company currently has 10 Directors, and assuming that the proposal on the appointment of Directors is approved as the original proposal, the number of Directors will be the same ten (10).

In addition, as in the past, for Directors who are also Company employees, the amount of remuneration for Directors does not include their salary as employees.

(2)	The stock acquisition rights to be issued as stock options to Directors are as follows:

1)	Type and number of ordinary shares to be issued upon the exercise of the stock acquisition rights

The maximum number of stock acquisition rights to be issued within a year from the next date after the approval of the resolution (the “Resolution Date”) shall be 331.

The maximum number of ordinary shares that Directors may receive through the exercise of the Stock Acquisition Rights to be issued within a year from the next date after the Resolution Date shall be 331,000.

The number of shares subject to one Stock Acquisition Right shall be 1,000 shares; provided, however, that after the Resolution Date, if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one Stock Acquisition Right in connection with the stock acquisition rights shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question.

Fractions of less than one (1) share shall be rounded down resulting from the foregoing adjustments.

2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transferred upon exercise of the Stock Acquisition Rights (the “Exercise Price”) by the Number of Shares subject to one Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there were no transactions of the Company’s ordinary shares) (the “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (the “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding date shall be applied), the Closing Price on the Allotment Date shall be applied.

The Exercise Price shall be adjusted as follows.

i.	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise price after adjustment	=	Exercise price	×	1
		before adjustment		Ratio of stock split (or stock consolidation)

ii.	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of the Company’s shares in treasury at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares are made upon the exchange of securities exchangeable for Company’s ordinary shares, or upon exercise of Stock Acquisition Rights that can be exchanged for the Company’s ordinary shares (including corporate bonds with Stock Acquisition Rights).

				Number of currently issued + shares	Number of newly issued shares	×	Paid-in amount per share

Market price
Exercise price after adjustment	=	Exercise price before adjustment	×
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of the Company’s shares in treasury, and when disposing of the Company’s shares in treasury, the term “Number of newly issued shares” shall be read as “Number of the Company’s shares in treasury for disposal.”

iii.	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of ordinary shares of the Company, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

3)	Exercise period for the Stock Acquisition Rights

From August 1, 2007 to July 31, 2014

4)	Restrictions on the transfer and acquisition of Stock Acquisition Rights

Transfer and acquisition of Stock Acquisition Rights shall be required the approval by resolution of the Board of Directors of the Company.

5)	Conditions for exercising the Stock Acquisition Rights

Other conditions for the exercise of the Stock Acquisition Rights, etc. shall be decided by the Board of Directors which determines the details for the issue of the Stock Acquisition Rights.

Item 6: Stock Acquisition Rights as Stock Options to Employees and Others

In accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act, the management of the Company asks the shareholders’ approval to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as stock options to employees and others.

1.	Reasons for necessity of issuing the Stock Acquisition Rights on preferential terms and conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the representative Directors (company presidents) of major affiliates, for the purpose of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company.

2.	Details of the Stock Acquisition Rights and the maximum number of such rights that the Board of Directors can decide to issue within the scope of authority granted by a resolution at this General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issue can be determined based on the authority granted by this General Meeting of Shareholders:

The maximum number of Stock Acquisition Rights to be issued under the conditions described in (3) below shall be 502.

The maximum number of ordinary shares to be issued upon the exercise of the Stock Acquisition Rights shall be 502,000 shares, and if the number of shares subject to Stock Acquisition Rights has been adjusted as provided for in (3) below, the maximum number of ordinary shares to be issued shall be the number arrived at by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	Details of the Stock Acquisition Rights to be issued on the basis of the authority granted by this General Meeting of Shareholders.

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one Stock Acquisition Right (“Number of Shares Granted”) shall be 1,000 shares.

However, after the resolution date of this agendum (the “Resolution Date”), if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2)	Amount of assets paid upon exercise of the Stock Acquisition Rights

The amount of assets paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transferred upon exercise of the Stock Acquisition Rights (the “Exercise Price”) by the Number of Shares subject to one Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there was no transaction of the Company’s ordinary shares) (the “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (the “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding date shall be applied), the Closing Price on the Allotment Date shall be applied.

In addition, the Exercise Price shall be adjusted as follows.

i.	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise price after adjustment	=	Exercise price before adjustment	×	1
Ratio of stock split (or stock consolidation)

ii.	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of the Company’s shares in treasury at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares are made upon exchange of securities exchangeable for Company’s ordinary shares, or upon exercise of Stock Acquisition Rights (including corporate bonds with Stock Acquisition Rights).

				Number of currently issued + shares	Number of newly issued shares	×	Paid-in amount per share

Market price
Exercise price after adjustment	=	Exercise price before adjustment	×
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of the Company’s shares in treasury, and when disposing of the Company’s shares in treasury, the term “Number of newly issued shares” shall be read as “Number of the Company’s shares in treasury for disposal.”

iii.	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to the holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of the ordinary shares, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

3)	Exercise period for the Stock Acquisition Rights

From August 1, 2007 to July 31, 2014

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be 1/2 of the maximum amount of capital increase, calculated in accordance with Article 40, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in i. above.

5)	Restriction on Transfer and Acquisition

Acquisition and transfer of the Stock Acquisition Rights shall be subject to the approval by resolution of the Board of Directors.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	In the event where the Company engages in any merger (after which the Company ceases to exist), a corporate split in which a division is merged into an existing company, a corporate split in which a division is spun off to establish a new company, or an exchange or transfer of shares (collectively the “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (the “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant joint stock companies prescribed in Items i) through ho) of Article 236, Paragraph 1, Item 8 of the Corporation Act (the “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall be extinguished and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions are included in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division is merged into a Reorganized Company, a plan for a corporate split in which a division is spun off to establish a Reorganized Company or a share exchange agreement, or a plan for transfer of shares.

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be Granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be ordinary shares of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be Issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as stipulated in iii. above.

v.	Exercise period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first day of the exercise period for the Stock Acquisition Rights stipulated in 3) above, or on the day that the Restructuring Actions take effect, whichever is later, and shall continue to the final day of the exercise period for the Stock Acquisition Rights stipulated in Item 3) above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on 4) above.

vii.	Restriction on Transfer and Acquisition of the Stock Acquisition Rights

Transfer and Acquisition of the Stock Acquisition Rights shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

8)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issue of the Stock Acquisition Rights and related matters.

In addition to the above provisions, decisions regarding the issue of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the meeting of the Board of Directors which shall be held separately.

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